Filed Pursuant to Rule 424(b)(3)

SEC File #333-195014

Prospectus Supplement

Dated March 31, 2015 (to Prospectus dated April 25, 2014)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated April 25, 2014.

This Prospectus Supplement includes the annual report to investors filed as Exhibit 13 to the Annual Report on Form 10-K for the year ended December 31, 2014 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on March 31, 2015.

1st FRANKLIN FINANCIAL CORPORATION

ANNUAL REPORT

DECEMBER 31, 2014

TABLE OF CONTENTS

The Company	1

Chairman's Letter	2

Selected Consolidated Financial Information	3

Business	4

Sources of Funds and Common Stock Matters	11

Management's Discussion and Analysis of Financial Condition and Results of Operations	12

Report of Independent Registered Public Accounting Firm	20

Consolidated Financial Statements	21

Directors and Executive Officers	44

Corporate Information	45

Ben F. Cheek, Jr. Office of the Year	46

THE COMPANY

1st Franklin Financial Corporation, a Georgia corporation, has been engaged in the consumer finance business since 1941, particularly in making direct cash loans and real estate loans.  As of December 31, 2014 the business was operated through 110 branch offices in Georgia, 39 in Alabama, 45 in South Carolina, 36 in Mississippi, 31 in Louisiana and 21 in Tennessee.  Also on that date, the Company had 1,217 employees.

As of December 31, 2014, the resources of the Company were invested principally in loans, which comprised 64% of the Company's assets.  The majority of the Company's revenues are derived from finance charges earned on loans and other outstanding receivables.  Our remaining revenues are derived from earnings on investment securities, insurance income and other miscellaneous income.

To our Investors, Bankers, Customers and Friends:

As you read the following facts and figures contained in this Annual Report, I think that you will find that 2014 was a year of continued growth and exceptional operating results for 1st Franklin Financial Corporation.  We recognized at the beginning of the year that it would require a strong commitment to excellent performance on the part of every 1st Franklin team member in order to continue to achieve record results.  Fortunately, with our theme of “Mission Possible” motivating and guiding each of us, the majority of our goals were reached and the results we were striving for were attained.

A few of the most significant results and highlights of the year that I would like to draw your attention to are:

•

For the first time the assets of the Company topped $600 million.

•

The net loans continued to grow exceeding $388 million with loan originations reaching a record $732 million.

•

The total revenues of the Company almost reached $200 million stopping just short at $199.7 million.

•

Our Investment Center grew by over $24 million in 2014 and continued to provide all of the funding necessary for our lending activity.

•

We continued our loan office growth by adding seven new offices – two in Mississippi, two in South Carolina and one each in Georgia, Louisiana and Tennessee.

•

We completed the establishment of a new relationship with Life of the South Insurance Group as the vendor for the credit insurance which is offered to our customers.

•

Our staff and our physical facilities at Home Office were expanded to accommodate the growth in our Compliance Department and our Audit Department.

At their final meeting of 2014, the Board of Directors, in response to a long standing plan of succession, elected Ginger Cheek Herring, President and Chief Executive Officer and Ben F. (Buddy) Cheek, IV, Chairman of the Board of Directors effective January 1, 2015.  Both have been with 1st Franklin Financial for over 25 years serving in various positions of responsibility during that time.  They will be working with an excellent and strong management team throughout the Company which will assure that our position as an industry leader will be maintained for many years to come.  I will remain on the Board and will serve as Vice Chairman.

My sincere thanks to each of you for your continued confidence and support.  We consider you “partners” with us as we look forward to again meeting and then exceeding our new company goals for 2015.

Very sincerely yours,

/s/ Ben F. Cheek, III

Ben F. Cheek, III
Vice Chairman of the Board

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Set forth below is selected consolidated financial information of the Company. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the more detailed consolidated financial statements and notes thereto included herein.

	Year Ended December 31
	2014	2013	2012	2011	2010
Selected Income Statement Data:	(In 000's, except ratio data)

Revenues:
Interest and Finance Charges	$ 144,569	$ 132,579	$ 122,805	$ 111,730	$ 103,150
Insurance	47,964	45,684	42,746	39,440	36,521
Other	7,167	7,709	7,084	6,724	5,790

Net Interest Income	132,617	121,108	111,410	100,089	90,711
Interest Expense	11,952	11,472	11,394	11,641	12,439
Provision for Loan Losses	32,623	27,623	22,485	19,009	20,907
Income Before Income Taxes	37,531	38,400	36,663	32,229	23,423
Net Income	33,334	34,408	32,749	29,123	20,683

Ratio of Earnings to Fixed Charges	3.70	3.89	3.79	3.42	2.67

	As of December 31
	2014	2013	2012	2011	2010
Selected Balance Sheet Data:	(In 000's, except ratio data)

Net Loans	$ 388,341	$ 369,427	$ 343,574	$ 317,959	$ 294,974
Total Assets	605,588	561,761	518,289	464,885	422,064
Senior Debt	335,186	308,015	275,894	243,801	208,492
Subordinated Debt	37,727	40,379	42,918	46,870	59,780
Stockholders’ Equity	208,447	192,353	176,534	153,585	132,710

Ratio of Total Liabilities to Stockholders’ Equity	1.91	1.92	1.94	2.03	2.18

BUSINESS

References in this Annual Report to “1st Franklin”, the “Company”, “we”, “our” and “us” refer to 1st Franklin Financial Corporation and its subsidiaries.

1st Franklin is engaged in the consumer finance business, particularly in making consumer loans to individuals in relatively small amounts for relatively short periods of time, and in making first and second mortgage loans on real estate in larger amounts and for longer periods of time.  We also purchase sales finance contracts from various retail dealers.  At December 31, 2014, direct cash loans comprised 91%, real estate loans comprised 4% and sales finance contracts comprised 5% of our outstanding loans, respectively.

In connection with our business, we also offer optional credit insurance products to our customers when making a loan.  Such products may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

Earned finance charges generally account for the majority of our revenues. The following table shows the sources of our earned finance charges in each of the past five years:

	Year Ended December 31
	2014	2013	2012	2011	2010
	(in thousands)

Direct Cash Loans	$132,974	$121,848	$112,522	$101,683	$ 92,915
Real Estate Loans	3,202	3,223	3,272	3,539	3,631
Sales Finance Contracts	3,896	3,690	3,648	3,637	3,929
Total Finance Charges	$140,072	$128,761	$119,442	$108,859	$100,475

Our business consists mainly of making loans to individuals who depend primarily on their earnings to meet their repayment obligations.  We make direct cash loans primarily to people who need money for some non-recurring or unforeseen expense, including for debt consolidation or to purchase household goods such as furniture and appliances.  These loans are generally repayable in 6 to 60 monthly installments and generally do not exceed $10,000 principal amount.  The loans are generally secured by personal property (other than certain household goods), motor vehicles and/or real estate. We believe that the interest and fees we charge on these loans are in compliance with applicable federal and state laws.

First and second mortgage loans on real estate are made to homeowners who typically use funds to improve their property or who wish to restructure their financial obligations.  We generally make such loans in amounts from $3,000 to $50,000 and with maturities of 35 to 180 months. We believe that the interest and fees we charge on these loans are in compliance with applicable federal and state laws.

Our decision making on loan originations is based on:  (i) ability to pay, (ii) creditworthiness, (iii) stability, (iv) willingness to pay and (v) collateral security.  The Company does not utilize credit score modeling or risk based pricing in its loan decision making.  Prior to the making of a loan, we complete a relevant credit investigation on a potential customer.  Such investigation primarily focuses on an evaluation of a potential borrower’s income, existing total indebtedness, length and stability of employment, trade or other references, debt payment history (including related collections), existing credit and any other relationships such potential borrower may have with the Company.  The Company considers and evaluates a potential borrower’s debt-to-disposable income ratio after giving effect to the potential loan and may, in certain instances and depending upon the overall results of the credit evaluation process, require additional internal review and supervisory approvals prior to approving a proposed loan.

Sales finance contracts are contracts purchased from retail dealers.  These contracts have maturities that generally range from 3 to 60 months and generally do not individually exceed $10,000 in principal amount. Interest rates we charge on these contracts are in compliance with applicable federal and state laws.

1st Franklin competes with several national and regional finance companies, as well as a variety of local finance companies, in the communities we serve.  Competition is based primarily on interest rates and terms offered and on customer service, as well as, to some extent, reputation.  We believe that our emphasis on customer service helps us compete effectively in the markets we serve.

Because of our reliance on the continued income stream of most of our loan customers, our ability to continue the profitable operation of our business depends to a large extent on the continued employment of our customers and their ability to meet their obligations as they become due. Therefore, another downward turn in the economy with high unemployment or continued increases in the number of personal bankruptcies within our typical customer base may have a material adverse effect on our collection ratios and profitability.

The average annual yield on loans we make (the percentage of finance charges earned to average net outstanding balance) has been as follows:

	Year Ended December 31
	2014	2013	2012	2011	2010

Direct Cash Loans	35.50%	34.79%	34.36%	33.75%	33.28%
Real Estate Loans	16.49	16.38	15.65	16.03	15.92
Sales Finance Contracts	20.17	20.42	20.61	20.58	20.52

The following table contains certain information about our operations:

	As of December 31
	2014	2013	2012	2011	2010

Number of Branch Offices	282	275	266	258	252
Number of Employees	1,217	1,146	1,092	1,074	1,042
Average Total Loans Outstanding Per Branch (in 000's)	$1,828	$1,776	$1,693	$1,622	$1,556
Average Number of Loans Outstanding Per Branch	882	843	800	724	701

DESCRIPTION OF LOANS

	Year Ended December 31
	2014	2013	2012	2011	2010
DIRECT CASH LOANS:

Number of Loans Made to New Borrowers	67,140	64,709	60,610	41,821	35,474

Number of Loans Made to Former Borrowers	50,948	46,757	38,243	33,240	30,370

Number of Loans Made to Present Borrowers	192,564	187,962	171,505	159,177	141,688

Total Number of Loans Made	310,652	299,428	270,358	234,238	207,532

Total Volume of Loans Made (in 000’s)	$695,144	$669,565	$603,627	$550,120	$485,604

Average Size of Loan Made	$2,238	$2,236	$2,233	$2,349	$2,340

Number of Loans Outstanding	233,965	217,352	198,202	171,984	160,352

Total Loans Outstanding (in 000’s)	$471,195	$445,755	$408,691	$376,568	$347,445

Percent of Total Loans Outstanding	91%	91%	91%	90%	89%
Average Balance on Outstanding Loans	$2,014	$2,051	$2,062	$2,190	$2,167

REAL ESTATE LOANS:

Total Number of Loans Made	402	463	462	520	525

Total Volume of Loans Made (in 000’s)	$ 8,455	$ 8,924	$ 7,328	$ 9,010	$ 8,429

Average Size of Loan Made	$21,031	$19,274	$15,863	$17,327	$16,055

Number of Loans Outstanding	1,439	1,508	1,622	1,776	1,905

Total Loans Outstanding (in 000’s)	$20,271	$20,329	$20,659	$22,123	$22,967

Percent of Total Loans Outstanding	4%	4%	4%	5%	6%
Average Balance on Outstanding Loans	$14,087	$13,481	$12,736	$12,457	$12,056

SALES FINANCE CONTRACTS:

Number of Contracts Purchased	13,488	13,751	14,143	13,939	14,947

Total Volume of Contracts Purchased (in 000’s)	$28,403	$27,395	$27,422	$25,281	$26,266

Average Size of Contract Purchased	$2,106	$1,992	$1,939	$1,814	$1,757

Number of Contracts Outstanding	13,446	13,188	13,154	13,096	14,343

Total Contracts Outstanding (in 000’s)	$23,906	$22,270	$20,983	$19,765	$21,695

Percent of Total Loans Outstanding	5%	5%	5%	5%	5%
Average Balance on Outstanding Contracts	$1,778	$1,689	$1,595	$1,509	$1,513

LOANS ORIGINATED, ACQUIRED, LIQUIDATED AND OUTSTANDING

Year Ended December 31
2014	2013	2012	2011	2010

(in thousands)

	LOANS ORIGINATED OR ACQUIRED

Direct Cash Loans	$ 695,144	$ 669,331	$ 603,467	$ 550,078	$ 483,989
Real Estate Loans	8,454	8,924	7,328	9,010	8,429
Sales Finance Contracts	28,055	26,745	26,279	23,705	24,555
Net Bulk Purchases	348	884	1,303	1,618	3,326

Total Loans Acquired	$ 732,001	$ 705,884	$ 638,377	$ 584,411	$ 520,299

	LOANS LIQUIDATED *

Direct Cash Loans	$ 669,704	$ 632,501	$ 571,504	$ 520,997	$ 495,584
Real Estate Loans	8,512	9,254	8,792	9,854	9,798
Sales Finance Contracts	26,767	26,108	26,204	27,211	27,642

Total Loans Liquidated	$ 704,983	$ 667,863	$ 606,500	$ 558,062	$ 503,024

	LOANS OUTSTANDING AT YEAR END

Direct Cash Loans	$ 471,195	$ 445,755	$ 408,691	$ 376,568	$ 347,445
Real Estate Loans	20,271	20,329	20,659	22,123	22,967
Sales Finance Contracts	23,906	22,270	20,983	19,765	21,695

Total Loans Outstanding	$ 515,372	$ 488,354	$ 450,333	$ 418,456	$ 392,107

	UNEARNED FINANCE CHARGES

Direct Cash Loans	$ 59,376	$ 56,159	$ 49,933	$ 46,297	$ 42,724
Real Estate Loans	244	390	335	317	284
Sales Finance Contracts	3,460	3,101	2,768	2,593	2,803

Total Unearned Finance Charges	$ 63,080	$ 59,650	$ 53,036	$ 49,207	$ 45,811

______________________

* Liquidations include customer loan payments, refunds on precomputed finance charges, renewals and charge offs.

DELINQUENCIES

We classify delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract.  Accounts are classified in delinquency categories based on the number of days past due.  When three installments are past due, we classify the account as being 60-89 days past due; when four or more installments are past due, we classify the account as being 90 days or more past due.  Once an account becomes greater than 149 days past due, our charge off policy governs when the account must be charged off.  For more information on our charge off policy, see Note 2 "Loans" in the Notes to the Consolidated Financial Statements.

In connection with any bankruptcy court initiated repayment plan, the Company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan.  Effectively, the account’s delinquency rating is changed thereafter under normal grading parameters.  The following table shows the number of loans in bankruptcy in which the delinquency rating was reset to coincide with a court initiated repayment plan.

	As of December 31
	2014	2013	2012	2011	2010
Number of Bankrupt Delinquency Resets	1,662	1,463	1,683	1,601	2,022

The Company tracks the dollar amount of loans in bankruptcy in which the delinquency rating was reset.  During 2014 and 2013, the Company reset the delinquency rating to coincide with court initiated repayment plans on bankrupt accounts with principal balances totaling $5.5 million and $4.9 million, respectively.  This represented approximately 1.16% and 1.10% of the average principal loan portfolios outstanding during both 2014 and 2013, respectively.

The following table shows the amount of certain classifications of delinquencies and the ratio of such delinquencies to related outstanding loans:

As of December 31
2014	2013	2012	2011	2010
(in thousands, except % data)

DIRECT CASH LOANS:
60-89 Days Past Due	$ 7,218	$ 6,542	$ 5,929	$ 5,712	$ 5,766
Percentage of Principal Outstanding	1.54%	1.48%	1.46%	1.53%	1.67%
90 Days or More Past Due	$ 14,283	$ 13,438	$ 12,985	$ 11,911	$ 12,596
Percentage of Principal Outstanding	3.05%	3.03%	3.21%	3.19%	3.66%

REAL ESTATE LOANS:
60-89 Days Past Due	$ 180	$ 174	$ 201	$ 115	$ 271
Percentage of Principal Outstanding	.91%	.87%	.99%	.53%	1.20%
90 Days or More Past Due	$ 504	$ 547	$ 604	$ 656	$ 561
Percentage of Principal Outstanding	2.53%	2.73%	2.91%	3.01%	2.48%

SALES FINANCE CONTRACTS:
60-89 Days Past Due	$ 210	$ 204	$ 208	$ 204	$ 266
Percentage of Principal Outstanding	.88%	.92%	1.00%	1.04%	1.22%
90 Days or More Past Due	$ 464	$ 449	$ 390	$ 492	$ 644
Percentage of Principal Outstanding	1.96%	2.03%	1.86%	2.49%	2.97%

LOSS EXPERIENCE

Net losses (charge-offs less recoveries) and the percent such net losses represent of average net loans (loans less unearned finance charges) and liquidations (loan payments, refunds on unearned finance charges, renewals and charge-offs of customers' loans) are shown in the following table:

Year Ended December 31
2014	2013	2012	2011	2010
(in thousands, except % data)

	DIRECT CASH LOANS

Average Net Loans	$ 381,367	$ 357,552	$ 334,084	$ 305,152	$ 282,750
Liquidations	$669,704	$632,501	$571,504	$520,997	$ 465,584
Net Losses	$ 27,824	$ 24,476	$ 21,241	$ 21,014	$ 22,479
Net Losses as % of Average Net Loans	7.30%	6.85%	6.36%	6.89%	7.95%
Net Losses as % of Liquidations	4.15%	3.87%	3.72%	4.03%	4.83%

	REAL ESTATE LOANS

Average Net Loans	$ 19,765	$ 20,031	$ 21,192	$ 22,253	$ 23,351
Liquidations	$ 8,513	$ 9,254	$ 8,792	$ 9,854	$ 9,798
Net Losses	$ 72	$ 6	$ 63	$ 75	$ 117
Net Losses as a % of Average Net Loans	.36%	.03%	.30%	.34%	.50%
Net Losses as a % of Liquidations	.85%	.06%	.72%	.76%	1.19%

	SALES FINANCE CONTRACTS

Average Net Loans	$ 19,646	$ 18,366	$ 17,891	$ 17,863	$ 19,369
Liquidations	$ 26,767	$ 26,108	$ 26,204	$ 27,211	$ 27,642
Net Losses	$ 787	$ 471	$ 531	$ 670	$ 811
Net Losses as % of Average Net Loans	4.01%	2.56%	2.97%	3.75%	4.19%
Net Losses as % of Liquidations	2.94%	1.80%	2.03%	2.46%	2.93%

ALLOWANCE FOR LOAN LOSSES

We determine the allowance for loan losses by reviewing our previous loss experience, reviewing specifically identified loans where collection is believed to be doubtful and evaluating the inherent risks and changes in the composition of our loan portfolio.  Such allowance is, in our opinion, sufficient to provide adequate protection against probable loan losses in the current loan portfolio.  For additional information about Management’s approach to estimating and evaluating the allowance for loan losses, see Note 2 “Loans” in the Notes to the Consolidated Financial Statements.

SEGMENT FINANCIAL INFORMATION

The Company operates in one reportable business segment.  For additional financial information about our segment and the divisions of our operations, see Note 13 “Segment Financial Information” in the Notes to Consolidated Financial Statements.

CREDIT INSURANCE

We offer optional credit insurance products to our customers when making a loan.  Such products may include credit life insurance, credit accident and health insurance and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request credit accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

REGULATION AND SUPERVISION

The Company is subject to regulation under numerous state and federal laws and regulations as enforced and interpreted by various state and federal governmental agencies.  Generally, state laws require that each office in which a small loan business such as ours is conducted be licensed by the state and that the business be conducted according to the applicable statutes and regulations.  The granting of a license depends on the financial responsibility, character and fitness of the applicant, and, where applicable, the applicant must show evidence of a need through convenience and advantage documentation.  As a condition to obtaining such license, the applicant must consent to state regulation and examination and to the making of periodic reports to the appropriate governing agencies.  Licenses are revocable for cause, and their continuance depends upon an applicant’s continued compliance with applicable laws and in connection with its receipt of a license.  We are also subject to state regulations governing insurance agents in the states in which we sell credit insurance.  State insurance regulations require, among other things, that insurance agents be licensed and, in some cases, limit the premiums that insurance agents can charge.  We believe we conduct our business in accordance with all applicable state statutes and regulations.  The Company has never had any of its licenses revoked and has never been subject to an enforcement order or regulatory settlement.

We conduct our lending operations under the provisions of various federal laws and implementing regulations.  These laws and regulations are interpreted, implemented, and enforced by the Bureau of Consumer Financial Protection (the "CFPB"). Chief among these federal laws with which the Company must comply are the Federal Consumer Credit Protection Act (the "Truth-in-Lending Act"), the Fair Credit Reporting Act and the Federal Real Estate Settlement Procedures Act.   The Truth-in-Lending Act requires us, among other things, to disclose to our customers the finance charge, the annual percentage rate, the total number and amount of payments and other material information on all loans. A Federal Trade Commission ruling prevents consumer lenders such as the Company from using certain household goods as collateral on direct cash loans. As a result, we generally seek to collateralize such loans with non-household goods such as automobiles, boats and other exempt items.

Changes in the current regulatory environment, or the interpretation or application of current regulations, could impact our business.  While we believe that we are currently in compliance with all regulatory requirements, no assurance can be made regarding our future compliance or the cost thereof.  Significant additional regulation or costs of compliance could materially adversely affect our business and financial condition.

SOURCES OF FUNDS AND COMMON STOCK MATTERS

The Company is dependent upon the availability of funds from various sources in order to meet its ongoing financial obligations and to make new loans as a part of its business.  Our various sources of funds as a percent of total liabilities and stockholders’ equity and the number of persons investing in the Company's debt securities was as follows:

As of December 31
2014	2013	2012	2011	2010

Bank Borrowings	--%	--%	--%	--%	--%
Senior Debt	55	55	53	53	49
Subordinated Debt	6	7	8	10	14
Other Liabilities	4	4	5	4	5
Stockholders’ Equity	35	34	34	33	32
Total	100%	100%	100%	100%	100%

Number of Investors	5,405	5,436	5,445	5,406	5,418

The average interest rates we pay on borrowings, computed by dividing the interest paid by the average indebtedness outstanding, have been as follows:

Year Ended December 31
2014	2013	2012	2011	2010

Senior Borrowings	3.31%	3.46%	3.75%	4.08%	4.52%
Subordinated Borrowings	2.92	3.14	3.33	4.20	5.33
All Borrowings	3.26	3.41	3.69	4.11	4.74

Certain financial ratios relating to our debt have been as follows:

As of December 31
2014	2013	2012	2011	2010

Total Liabilities to
Stockholders’ Equity	1.91	1.92	1.94	2.03	2.18

Unsubordinated Debt to
Subordinated Debt plus
Stockholders’ Equity	1.46	1.41	1.36	1.32	1.19

As of March 27, 2015, all of our voting common stock was closely held by three related individuals and all of our non-voting common stock was held by thirteen shareholders. None of our common stock was listed on any securities exchange or traded on any established public trading market.  The Company does not maintain any equity compensation plans, and did not repurchase any of its equity securities during any period represented.  Cash distributions of $137.50 and $82.46 per share were paid to shareholders in 2014 and 2013, respectively, primarily in amounts to enable the Company’s shareholders to pay their related income tax obligations which arise as a result of the Company’s status as an S Corporation.  No other cash dividends were paid during the applicable periods.  For the foreseeable future, the Company expects to pay annual cash distributions equal to an amount sufficient to enable the Company’s shareholders to pay their respective income tax obligations as a result of the Company’s status as an S Corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis provides a narrative of the Company’s financial condition and performance.  The narrative reviews the Company’s results of operations, liquidity and capital resources, critical accounting policies and estimates, and certain other matters. It includes Management’s interpretation of our financial results, the factors affecting these results and the significant factors that we currently believe may materially affect our future financial condition, operating results and liquidity. This discussion should be read in conjunction with the Company’s consolidated financial statements and notes thereto contained elsewhere in this Annual Report.

Our significant accounting policies are disclosed in Note 1 "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.  Certain information in this discussion and other statements contained in this Annual Report which are not historical facts are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements involve risks and uncertainties.  Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause our actual future results to differ from any expectations within any forward-looking statements, or otherwise, include, but are not limited to, changes in our ability to manage liquidity and cash flow, the accuracy of Management’s estimates and judgments, developments in adverse economic conditions including the interest rate environment, unforeseen changes in our net interest margin, federal and state regulatory changes, unfavorable outcomes of litigation and other factors referenced in the “Risk Factors” section of the Company’s Annual Report and elsewhere herein, or otherwise contained in our filings with the Securities and Exchange Commission from time to time.

General:

The Company is a privately-held corporation that has been engaged in the consumer finance industry since 1941.  Our operations focus primarily on making installment loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans.  All our loans are at fixed rates, and contain fixed terms and fixed payments.  We operate branch offices in six southeastern states and had a total of 282 branch locations at December 31, 2014.  The Company and its operations are guided by a strategic plan which includes planned growth through strategic expansion of our branch office network.  The Company expanded its operations with the opening of seven new branch offices during the year just ended.  The majority of our revenues are derived from finance charges earned on loans outstanding. Additional revenues are derived from earnings on investment securities, insurance income and other miscellaneous income.

Financial Condition:

Total assets of the Company grew $43.8 million (8%) to $605.6 million at December 31, 2014 compared to $561.8 million at December 31, 2013.  Increases in the Company's loan and investment portfolios during 2014 were the primary factors responsible for the overall increase in total assets at year end.

Our net loan portfolio grew $18.9 million (5%) to $388.3 million at December 31, 2014 compared to $369.4 million at December 31, 2013. The increase in the net loan portfolio was the result of higher loan originations during the year just ended.  Loan orginations were $732.0 million during 2014 compared to $705.9 million during the prior year.  A $3.9 million increase in the Company's allowance for loan losses (which is included in the net loan portfolio) offset a portion of the increase in the portfolio.  Our allowance for loan losses reflects Management's estimate of the level of allowance adequate to cover probable losses inherent in the loan portfolio as of the date of the statement of financial position.  To evaluate the overall adequacy of our allowance for loan losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions.  Management increased the allowance for loan losses at December 31, 2014 compared to December 31, 2013 mainly due to a higher level of charge offs during 2014 and the higher level of loans outstanding.  Management believes the allowance for loan losses is adequate to cover probable losses; however, changes in trends or deterioration in economic conditions could result in a change in the allowance or an increase in actual losses.  Any increase could have a material adverse impact on our results of operation or financial condition in the future.

The Company has two investment portfolios on the Statement of Financial Position.  One is titled "Investment Securities" which consists primarily of invested surplus funds generated by the Company's insurance subsidiaries.  This investment portfolio increased $19.8 million (15%) at December 31, 2014 compared to December 31, 2013.  An increase in market values created an overall unrealized gain as of December 31, 2014 which also contributed to the increase in this investment portfolio.  Management maintains what it believes to be a conservative approach when formulating its investment strategy.  The Company does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.  This investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  Approximately 85% of these investment securities have been designated as “available for sale” at December 31, 2014 with any unrealized gain or loss accounted for in the equity section of the Company’s consolidated statement of financial position, net of deferred income taxes for those investments held by the insurance subsidiaries. The remainder of this investment portfolio represents securities that are designated “held to maturity”, as Management has both the ability and intent to hold these securities to maturity, and are carried at amortized cost.

A second investment portfolio, captioned "Equity Fund Investments", invests surplus funds generated from operations and financing activities of the Parent Company.  Management originally invested $10.0 million of these funds on November 1, 2013 in Meritage Capital, Centennial Absolute Return Fund, L.P. in an attempt to increase yield.  An additional $15.0 million was invested on April 1, 2014.  Total  value of the fund was $26.1 million at December 31, 2014 compared to $10.2 million at December 31, 2013.  The Company uses the equity method of accounting to account for this investment.

Cash and short-term investments declined $11.7 million (44%) at December 31, 2014 compared to December 31, 2013.  Funding for the aforementioned increases in our loan portfolio and the conversion of a portion of our surplus funds into our investment portfolios were the primary factors causing the decrease in cash and short-term investments.

The Company maintains an amount of funds in restricted accounts at its insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements.  Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers.  At December 31, 2014, restricted cash was approximately $1.1 million compared to $1.0 million at December 31, 2013.

Other assets increased $.9 million (5%) at December 31, 2014 compared to the prior year end mainly due to an increases in purchases of equipment and leasehold improvements.  An increase in prepaid expenses also contributed to the increase in other assets.

A substantial share of the Company's funding is generated from sales of the Company's senior and subordinated debt securities.  Aggregate senior and subordinated debt of the Company increased $24.5 million (7%) to $372.9 million at December 31, 2014 compared to $348.4 million at December 31, 2013.  Higher sales of the Company's senior demand notes and commercial paper resulted in the increase.

Other liabilities increased $3.2 million (15%) at December 31, 2014 compared to the prior year end mainly due to increases in accrued salary expenses, accrued bonus expense, accrued deferred compensation expenses and accrued employee health insurance claims.  An increase in accounts payable balances outstanding at December 31, 2014 also contributed to the increase in other liabilites.

Results of Operations:

Total revenues were $199.7 million, $186.0 million and $172.7 million during 2014, 2013 and 2012, respectively.  Growth in earning assets (loans and investments) during the period just ended led to higher finance charge earnings, insurance earnings and investment income, which led to higher revenues during the comparable periods.  Net income for each of the three years ended December 31, 2014 was

$33.3 million, $34.4 million and $32.7 million, respectively.  An increase in expenses during 2014 offset the increase in revenues resulting in a decline in net income.

Net Interest Income:

Net interest income is a principal component of the Company’s operating performance and resulting net income.  It represents the difference between income on earning assets and the cost of funds on interest bearing liabilities.  Debt securities represent a majority of our interest bearing liabilities. Factors affecting our net interest margin include the level of average net receivables and the interest income associated therewith, capitalized loan origination costs and our average outstanding debt, as well as the general interest rate environment.  Volatility in interest rates generally has more impact on the income earned on investments and the Company’s borrowing costs than on interest income earned on loans.   Management does not normally change the rates charged on loans originated solely as a result of changes in the interest rate environment.

Net interest income was $132.6 million during 2014, compared to $121.1 million in 2013 and $111.4 million during 2012.  The higher margins during 2014 and 2013 were due to higher levels of average net receivables outstanding and the associated finance charge income thereon.  Average net receivables were $413.3 million during 2014 compared to $388.0 million during 2013 and $366.1 million during 2012.  Interest income grew $12.0 million (9%) during 2014 compared to 2013, and $9.8 million (8%) during 2013 compared to 2012 as a result of the higher average net receivables outstanding.

Historical low interest rates have also had a favorable impact on our net interest income.  Average borrowings were $363.9 million during 2014 compared to $335.8 during 2013 and $307.0 during 2012.  During 2014, our weighted average borrowing rates declined to 3.28% compared to 3.42% during the prior year.  Interest expense during 2014 increased $.5 million (4%) compared to 2013.  During 2013, our weighted average borrowing rates declined to 3.42% from 3.71% in 2012, resulting in a $.1 million decrease in interest expense during same comparable period.

Net Insurance Income:

The Company offers certain optional credit insurance products to loan customers.  Growth in our loan portfolio typically leads to increases in insurance in-force as many loan customers elect to purchase the credit insurance coverage offered by the Company.  Net insurance income (insurance revenues less claims and expenses) increased $1.7 million (5%) and $1.8 million (5%) during 2014 and 2013, respectively.

Other Revenue:

Other revenue earned was $7.2 million during 2014 compared to $7.7 million during 2013 and $7.1 million during 2012.  The primary revenue category included in other revenue relates to commissions earned by the Company on sales of the auto club memberships.  The Company, as an agent for a third party, offers auto club memberships to loan customers during the closing of a loan.  During 2014, the Company elected to begin offering customers an enhanced auto club product with expanded coverage.  Commission rates earned by the Company on the enhanced product are lower than those earned on the original product offered.  The lower commission rates were the primary cause of the $.5 million (7%) decline in other revenue during 2014 compared to 2013.  During 2013 other revenue increased $.6 million (9%) compared to 2012 mainly due to increased sales of auto club memberships and the commisions earned thereon.

Provision for Loan Losses:

The Company’s provision for loan losses represents net charge offs and adjustments to the allowance for loan losses to cover credit losses inherent in the outstanding loan portfolio at the balance sheet date.  Determining the proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, current and expected net charge offs, delinquency levels, bankruptcy trends and overall general economic conditions.  See Note 2, “Loans”, in the accompanying “Notes to Consolidated Financial Statements” for additional discussion regarding the allowance for loan losses.

Higher net charge offs and additions to the allowance for loan losses resulted in increases in the provision for loan losses during 2014 and 2013.  Net charge offs during 2014, 2013 and 2012 were $28.7 million, $25.0 million and $21.8 million, respectively.  During 2014 and 2013, the Company increased the allowance for loan losses $3.9 million and $2.7 million, respectively.  As a result of the foregoing, our provision for loan losses increased $5.0 million (18%) and $5.1 million (23%) during 2014 and 2013, respectively.

We believe that the allowance for loan losses is adequate to cover probable losses inherent in our portfolio; however, because the allowance for loan losses is based on estimates, there can be no assurance that the ultimate charge off amount will not exceed such estimates or that our loss assumptions will not increase.

Operating Expenses:

Operating expenses increased approximately $8.5 million (9%) during 2014 compared to 2013, and approximately $5.2 million (6%) during 2013 compared to 2012.  Operating expenses include personnel expense, occupancy expense and miscellaneous other expenses.

Personnel expense increased $4.4 million (7%) during 2014 as compared to 2013 and $3.6 million (6%) during 2013 compared to 2012.  The increases in the two year period just ended were primarily due to increases in the employee base, merit salary increases, increased accruals for incentive bonuses, higher contributions to the Company's 401(k) plan, higher claims expense associated with the Company’s self insured employee medical program and higher payroll taxes.  An increase in employee benefit costs during 2014 also contributed to the increase in personnel cost during year just ended.

Occupancy expense increased $.8 million (7%) during 2014 compared to 2013 and $.6 million (5%) during 2013 compared to 2012.  Higher maintenance expense, utilities expense, depreciation expense and increased rent expense were the primary factors responsible for the increase in occupancy expense.

Other operating expenses increased $3.3 million (14%) and $1.1 million (5%) during 2014 and 2013, respectively.  During 2014, increases in advertising expense, business promotion expense and postage were significant causes of the increase in other operating expenses.  Higher casualty losses, increases in charitable contributions, credit bureau dues, insurance expenses, computer expenses, security sales expenses, travel expenses, taxes and licenses and lower gains on sale of investments  were other categories contributing to the increase in other operating expenses during 2014.  During 2013, increases in advertising expense, charitable contributions, loss on sale of assets, insurance expenses, computer expense, postage, travel expenses and taxes and licenses were the primary categories causing the increase in other operating expenses.

Income Taxes:

The Company has elected to be treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is treated as income of, and is reportable in the individual tax returns of, the shareholders of the Company.  However, income taxes continue to be reported for the Company’s insurance subsidiaries, as they are not allowed to be treated as S Corporations, and for the Company’s state income tax purposes in Louisiana, which does not recognize S Corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The deferred income tax assets and liabilities are due to certain temporary differences between reported income and expenses for financial statement and income tax purposes.

Effective income tax rates for the years ended December 31, 2014, 2013 and 2012 were 11.2%, 10.4% and 10.7%, respectively.  During each of the three years ended December 31, 2014, the S Corporation earned a profit, which was reported as taxable income of the shareholders.  Since this tax liability is passed on to the shareholders the profit of the S Corporation had the effect of lowering the Company's overall consolidated effective tax rates for those years.

Quantitative and Qualitative Disclosures About Market Risk:

Volatility in market interest rates can impact the Company’s investment portfolio and the interest rates paid on its debt securities.  Volatility in interest rates has more impact on the income earned on investments and the Company’s borrowing costs than on interest income earned on loans, as Management does not normally change the rates charged on loans originated solely as a result of changes in the interest rate environment. These exposures are monitored and managed by the Company as an integral part of its overall cash management program.  It is Management’s goal to minimize any adverse effect that movements in interest rates may have on the financial condition and operations of the Company.  The information in the table below summarizes the Company’s risk associated with marketable debt securities and debt obligations as of December 31, 2014.  Rates associated with the marketable debt securities represent weighted averages based on the tax effected yield to maturity of each individual security.  No adjustment has been made to yield, even though many of the investments are tax-exempt and, as a result, actual yield will be higher than that disclosed.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by contractual maturity dates.  The Company’s subordinated debt securities are sold with various interest adjustment periods, which is the time from sale until the interest rate adjusts, and which allows the holder to redeem that security prior to the contractual maturity without penalty.  It is expected that actual maturities on a portion of the Company’s subordinated debentures will occur prior to the contractual maturity as a result of interest rate adjustments.  Management estimates the carrying value of senior and subordinated debt approximates their fair values when compared to instruments of similar type, terms and maturity.

Loans originated by the Company are excluded from the table below since interest rates charged on loans are based on rates allowable in compliance with any applicable regulatory guidelines.  Management does not believe that changes in market interest rates will significantly impact rates charged on loans.  The Company has no exposure to foreign currency risk.

	Expected Year of Maturity
						2020 &		Fair
	2015	2016	2017	2018	2019	Beyond	Total	Value
Assets:	(Dollars in millions)
Marketable Debt Securities	$ 8	$ 6	$ 8	$ 10	$ 6	$ 118	$156	$156
Average Interest Rate	2.8%	2.6%	2.8%	2.3%	2.6%	3.5%	3.3%
Liabilities:
Senior Debt:
Senior Demand Notes	$59	—	—	—	—	—	$ 59	$ 59
Average Interest Rate	1.7%	—	—	—	—	—	1.7%
Commercial Paper	$277	—	—	—	—	—	$277	$277
Average Interest Rate	3.5%	—	—	—	—	—	3.5%
Subordinated Debentures	$ 9	$ 7	$10	$12	—	—	$ 38	$ 38
Average Interest Rate	3.0%	2.8%	2.8%	2.7%	—	—	2.9%

Liquidity and Capital Resources:

Liquidity is the ability of the Company to meet its ongoing financial obligations, either through the collection of receivables or by generating additional funds through liability management. The Company’s liquidity is therefore dependent on the collection of its receivables, the sale of debt securities and the continued availability of funds under the Company’s revolving credit agreement.

In light of continued economic uncertainty, we continue to monitor and review current economic conditions and the related potential implications on us, including with respect to, among other things, changes in loan losses, liquidity, compliance with our debt covenants, and relationships with our customers.

As of December 31, 2014 and December 31, 2013, the Company had $14.7 million and $26.4 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.  As previously discussed, the Company uses cash reserves to fund its operations, including providing funds for any increase in redemptions of debt securities by investors which may occur.

The Company's investments in marketable securities can be converted into cash, if necessary.  As of December 31, 2014 and 2013, 80% and 79%, respectively, of the Company's cash and cash equivalents and investment securities were maintained in Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company, the Company’s insurance subsidiaries.  Georgia state insurance regulations limit the use an insurance company can make of its assets.  Ordinary dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of statutory surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  Any dividends above these state limitations are termed “extraordinary dividends” and must be approved in advance by the Georgia Insurance Commissioner.  The maximum aggregate amount of dividends these subsidiaries could pay to the Company during 2014, without prior approval of the Georgia Insurance Commissioner, was approximately $11.3 million.  The Company elected not to pay any dividends from the insurance subsidiaries during 2014.

At December 31, 2014, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had a statutory surplus of $62.5 million and $62.3 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2015 without prior approval of the Georgia Insurance Commissioner is approximately $12.5 million.  The Company does not currently believe that any statutory limitations on the payment of cash dividends by the Company’s subsidiaries will materially affect the Company’s liquidity.

Most of the Company's loan portfolio is financed through sales of its various debt securities, which, because of certain redemption features contained therein, have shorter average maturities than the loan portfolio as a whole.  The difference in maturities may adversely affect liquidity if the Company is not able to continue to sell debt securities at interest rates and on terms that are responsive to the demands of the marketplace or maintain sufficient borrowing availability under our credit facility.

The Company’s continued liquidity is therefore also dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a revolving credit facility with Wells Fargo Bank, NA.  This credit agreement provides for borrowings or reborrowings of up to $100.0 million, subject to certain limitations, and all borrowings are secured by the finance receivables of the Company.  There were no borrowings outstanding against the credit line at December 31, 2014 or 2013.  Management believes the current credit facility, when considered with funds expected to be available from operations, should provide sufficient liquidity for the Company.

Available but unborrowed amounts under the credit agreement are subject to a periodic unused line fee of .50%.  The interest rate under the credit agreement is equivalent to the greater of (a) .75% per annum plus 300 basis points or (b) the three month London Interbank Offered Rate (the “LIBOR Rate”) plus 300 basis points.  The LIBOR Rate is adjusted on the first day of each calendar month based upon the LIBOR Rate as of the last day of the preceding calendar month.

The credit agreement requires the Company to comply with certain covenants customary for financing transactions of this nature, including, among others, maintaining a minimum interest coverage ratio, a minimum loss reserve ratio, a minimum ratio of earnings to interest, taxes and depreciation and amortization to interest expense, a minimum asset quality ratio, a minimum consolidated tangible net worth ratio, and a maximum debt to tangible net worth ratio, each as defined. The Company must also comply with certain restrictions on its activities consistent with credit facilities of this type, including limitations on: (a) restricted payments; (b) additional debt obligations (other than specified debt obligations); (c) investments (other than specified investments); (d) mergers, acquisitions, or a liquidation or winding up; (e) modifying its organizational documents or changing lines of business; (f) modifying certain contracts; (g) certain affiliate transactions; (h) sale-leaseback, synthetic lease, or similar transactions; (i) guaranteeing additional indebtedness (other than specified indebtedness); (j) capital expenditures; or (k) speculative transactions.  The credit agreement also restricts the Company or any of its subsidiaries from creating or allowing certain liens on their assets, entering into agreements that restrict their ability to grant liens (other than specified agreements), or creating or allowing restrictions on any of their ability to make dividends, distributions, inter-company loans or guaranties, or other inter-company payments, or inter-company asset transfers.  At December 31, 2014, the Company was in compliance with all covenants.  The Company has no reason to believe that it will not remain in compliance with these covenants and obligations for the foreseeable future.  The agreement is scheduled to expire on September 11, 2016 and any amounts then outstanding will be due and payable on such date.

We are not aware of any additional restrictions placed on us, or being considered to be placed on us, related to our ability to access capital, such as borrowings under our credit agreement prior to its maturity.

Any decrease in the Company’s allowance for loan losses would not directly affect the Company’s liquidity, as any adjustment to the allowance has no impact on cash; however, an increase in the actual loss rate may have a material adverse effect on the Company’s liquidity.  The inability to collect loans could eventually impact the Company’s liquidity in the future.

The Company was subject to the following contractual obligations and commitments at December 31, 2014:

	Payment due by period
Contractual Obligations	Total	Less Than 1 Year	1 to 2 Years	3 to 5 Years	More than 5 Years
	(in millions)
Bank Commitment Fee **	$ 1.5	$ .5	$ 1.0	$ -	$ -
Senior Demand Notes *	59.5	59.5	-	-	-
Commercial Paper *	285.7	285.7	-	-	-
Subordinated Debt *	41.9	9.5	19.1	13.3	-
Human resource insurance and support contracts **	.8	.8	-	-	-
Operating leases (offices)	15.2	5.6	7.4	2.2	-
Communication lines contract **	3.4	3.2	.2	-	-
Software service contract **	12.7	3.2	6.3	3.2	-
Total	$420.7	$368.0	$34.0	$18.7	$ -

* Includes estimated interest at current rates.
** Based on current usage.

Critical Accounting Policies:

The accounting and reporting policies of 1st Franklin and its subsidiaries are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the financial services industry.  The more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.

Allowance for Loan Losses:

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable losses inherent in our loan portfolio.

The allowance for loan losses is established based on the estimate of the amount of probable losses inherent in the loan portfolio as of the reporting date.  We review charge off experience factors, delinquency reports, historical collection rates, estimates of the value of the underlying collateral, economic trends such as unemployment rates and bankruptcy filings and other information in order to make the necessary judgments as to probable losses.  Assumptions regarding probable losses are reviewed periodically and may be impacted by our actual loss experience and changes in any of the factors discussed above.

Revenue Recognition:

Accounting principles generally accepted in the United States of America require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those on-going accounts; however, state regulations often allow interest refunds to be made according to the “Rule of 78’s” method for payoffs and renewals.  Since the majority of the Company's accounts which have precomputed charges are paid off or renewed prior to maturity, the result is that most of the accounts effectively yield on a Rule of 78’s basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health policies written by the Company, as agent for a non-affiliated insurance company, are also reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves:

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

New Accounting Pronouncements:

See Note 1, “Summary of Significant Accounting Policies - Recent Accounting Pronouncements,” in the accompanying “Notes to Consolidated Financial Statements” for a discussion of new accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations and Notes to the Company’s Consolidated Financial Statements included elsewhere in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
1st Franklin Financial Corporation

We have audited the accompanying consolidated statements of financial position of 1st Franklin Financial Corporation and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of 1st Franklin Financial Corporation and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

March 30, 2015

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2014 AND 2013

ASSETS

2014	2013

	CASH AND CASH EQUIVALENTS (Note 6):
	Cash and Due From Banks	$ 1,524,217	$ 1,063,339
	Short-term Investments	13,202,325	25,336,500
		14,726,542	26,399,839

	RESTRICTED CASH (Note 1)	1,073,157	974,452

	LOANS (Note 2):
	Direct Cash Loans	471,195,331	445,754,712
	Real Estate Loans	20,271,000	20,329,655
	Sales Finance Contracts	23,906,111	22,269,833
		515,372,442	488,354,200

Less:	Unearned Finance Charges	63,079,794	59,649,718
	Unearned Insurance Premiums	35,331,723	34,596,733
	Allowance for Loan Losses	28,620,000	24,680,789
		388,340,925	369,426,960

	MARKETABLE DEBT SECURITIES (Note 3):
	Available for Sale, at fair value	132,847,073	106,061,584
	Held to Maturity, at amortized cost	22,762,252	29,777,456
		155,609,325	135,839,040

	EQUITY METHOD INVESTMENTS (Note 5)	26,059,579	10,211,635

	OTHER ASSETS:
	Land, Buildings, Equipment and Leasehold Improvements,
	less accumulated depreciation and amortization
	of $24,049,665 and $21,657,107 in 2014 and 2013, respectively	10,205,126	8,913,865
	Deferred Acquisition Costs	2,028,468	1,986,326
	Due from Non-affiliated Insurance Company	2,102,978	2,566,531
	Other Miscellaneous	5,441,945	5,442,413
		19,778,517	18,909,135

	TOTAL ASSETS	$ 605,588,045	$ 561,761,061

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2014 AND 2013

LIABILITIES AND STOCKHOLDERS' EQUITY

2014	2013

SENIOR DEBT (Note 7):
Note Payable to Banks	$ --	$ --
Senior Demand Notes, including accrued interest	58,530,148	54,055,007
Commercial Paper	276,656,052	253,960,145
	335,186,200	308,015,152

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	24,228,121	21,014,769

SUBORDINATED DEBT (Note 8)	37,726,538	40,378,507

Total Liabilities	397,140,859	369,408,428

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value
6,000 shares authorized; no shares outstanding	--	--
Common Stock:
Voting Shares; $100 par value;
2,000 shares authorized; 1,700 shares outstanding as of December 31, 2014 and 2013	170,000	170,000
Non-Voting Shares; no par value;
198,000 shares authorized; 168,300 shares
outstanding as of December 31, 2014 and 2013	--	--
Accumulated Other Comprehensive Income/(Loss)	3,663,475	(2,472,734)
Retained Earnings	204,613,711	194,655,367
Total Stockholders' Equity	208,447,186	192,352,633

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 605,588,045	$ 561,761,061

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
INTEREST INCOME: Finance Charges Net Investment Income	$ 140,071,693 4,497,090 144,568,783	$ 128,761,404 3,818,099 132,579,503	$ 119,441,946 3,362,502 122,804,448
INTEREST EXPENSE: Senior Debt Subordinated Debt	10,755,834 1,195,676 11,951,510	10,091,821 1,380,051 11,471,872	9,861,176 1,533,203 11,394,379

NET INTEREST INCOME	132,617,273	121,107,631	111,410,069

PROVISION FOR LOAN LOSSES (Note 2)	32,622,546	27,623,368	22,484,582

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	99,994,727	93,484,263	88,925,487

NET INSURANCE INCOME: Premiums Insurance Claims and Expense	47,964,294 (10,836,029) 37,128,265	45,683,657 (10,205,444) 35,478,213	42,845,762 (9,136,876) 33,708,886

OTHER REVENUE	7,166,666	7,708,981	7,084,305

OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Expense	67,419,267 13,188,162 26,150,789 106,758,218	63,044,814 12,368,589 22,857,629 98,271,032	59,483,888 11,774,926 21,797,351 93,056,165

INCOME BEFORE INCOME TAXES	37,531,440	38,400,425	36,662,513

PROVISION FOR INCOME TAXES (Note 12)	4,197,694	3,992,664	3,913,798

NET INCOME	$ 33,333,746	$ 34,407,761	$ 32,748,715

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$196.08	$202.40	$192.64

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
Net Income	$ 33,333,746	$ 34,407,761	$ 32,748,715

Other Comprehensive Income / (Loss):
Net changes related to available-for-sale Securities:
Unrealized gains (losses)	8,297,119	(6,145,189)	71,902
Income tax (provision) benefit	(2,160,903)	1,695,874	(100,859)
Net unrealized gains (losses)	6,136,216	(4,449,315)	(28,957)

Less reclassification of gains to net income	7	122,037	9,164

Total Other Comprehensive Income (Loss)	6,136,209	(4,571,352)	(38,121)

Total Comprehensive Income	$ 39,469,955	$ 29,836,409	$ 32,710,594

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Accumulated
Other
Common Stock		Retained	Comprehensive
Shares	Amount	Earnings	Income (Loss)	Total

Balance at December 31, 2011	170,000	$170,000	$151,277,894	$2,136,739	$153,584,633

Comprehensive Income:
Net Income for 2012	—	—	32,748,715	—
Other Comprehensive Loss	—	—	—	(38,121)
Total Comprehensive Income	—	—	—	—	32,710,594
Cash Distributions Paid	—		(9,761,394)	—	(9,761,394)

Balance at December 31, 2012	170,000	170,000	174,265,215	2,098,618	176,533,833

Comprehensive Income:
Net Income for 2013	—	—	34,407,761	—
Other Comprehensive Loss	—	—	—	(4,571,352)
Total Comprehensive Income	—	—	—	—	29,836,409
Cash Distributions Paid	—		(14,017,609)	—	(14,017,609)

Balance at December 31, 2013	170,000	170,000	194,655,367	(2,472,734)	192,352,633

Comprehensive Income:
Net Income for 2014	—	—	33,333,746	—
Other Comprehensive Income	—	—	—	6,136,209
Total Comprehensive Income	—	—	—	—	39,469,955
Cash Distributions Paid	—	—	(23,375,402)	—	(23,375,402)

Balance at December 31, 2014	170,000	$170,000	$204,613,711	$3,663,475	$208,447,186

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 33,333,746	$ 34,407,761	$ 32,748,715
Adjustments to reconcile net income to net
cash provided by operating activities:
Provision for loan losses	32,622,546	27,623,368	22,484,582
Depreciation and amortization	3,156,828	2,910,855	2,716,463
Provision for deferred taxes	41,211	145,730	252,359
Earnings in equity method investment	(847,943)	(211,635)	-
Losses due to called redemptions on marketable securities, loss on sales of equipment and
amortization on securities	1,101,092	1,004,266	1,126,903
Decrease (increase) in miscellaneous assets and other	421,877	(1,561,178)	(433,312)
Increase (decrease) in other liabilities	1,011,240	(333,179)	1,961,216
Net Cash Provided	70,840,597	63,985,988	60,856,926

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(351,600,837)	(334,922,921)	(300,909,120)
Loan payments	300,064,326	281,446,113	252,810,438
(Increase) decrease in restricted cash	(98,705)	3,702,378	891,699
Purchases of securities, available for sale	(30,969,513)	(38,947,670)	(28,596,333)
Purchase of equity fund investment	(15,000,000)	(10,000,000)	-
Sales of securities, available for sale	-	4,199,916	265,977
Redemptions of securities, available for sale	11,895,000	12,880,000	7,528,250
Redemptions of securities, held to maturity	6,455,000	2,975,000	3,060,000
Capital expenditures	(4,487,073)	(2,715,004)	(2,516,138)
Proceeds from sale of equipment	84,231	45,662	64,103
Net Cash Used	(83,657,571)	(81,336,526)	(67,401,124)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in Senior Demand Notes	4,475,141	4,022,163	3,425,884
Advances on credit line	531,475	531,375	532,392
Payments on credit line	(531,475)	(531,375)	(532,392)
Commercial paper issued	65,587,144	61,559,542	55,411,872
Commercial paper redeemed	(42,891,237)	(33,460,285)	(26,745,170)
Subordinated debt issued	7,210,193	8,645,970	8,740,067
Subordinated debt redeemed	(9,862,162)	(11,185,439)	(12,692,167)
Dividends / Distributions paid	(23,375,402)	(14,017,609)	(9,761,394)
Net Cash Provided	1,143,677	15,564,342	18,379,092

NET (DECREASE) INCREASE IN
CASH AND CASH EQUIVALENTS	(11,673,297)	(1,786,196)	11,834,894

CASH AND CASH EQUIVALENTS, beginning	26,399,839	28,186,035	16,351,141
CASH AND CASH EQUIVALENTS, ending	$ 14,726,542	$ 26,399,839	$ 28,186,035

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest	$ 11,881,150	$ 11,537,662	$ 11,333,494
Income Taxes	4,304,000	3,857,000	3,617,900
Non-cash Exchange of Investment Securities	-	2,830,022	811,200

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business:

1st Franklin Financial Corporation (the "Company") is a consumer finance company which originates and services direct cash loans, real estate loans and sales finance contracts through 282 branch offices located throughout the southeastern United States.  In addition to this business, the Company writes credit insurance when requested by its loan customers as an agent for a non-affiliated insurance company specializing in such insurance.  Two of the Company's wholly owned subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the credit life, the credit accident and health and the credit property insurance so written.

Basis of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  Inter-company accounts and transactions have been eliminated.

Fair Values of Financial Instruments:

The following methods and assumptions are used by the Company in estimating fair values for financial instruments.

Cash and Cash Equivalents.  Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.  The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between the origination of the instruments and their expected realization.  Cash and cash equivalents are classified as a Level 1 financial asset.

Loans.  The fair value of the Company's direct cash loans and sales finance contracts approximate the carrying value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company's real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rates.  Loans are classified as a Level 3 financial asset.

Marketable Debt Securities.  The fair value of marketable debt securities is based on quoted market prices.  If a quoted market price is not available, fair value is estimated using market prices for similar securities.  Held-to-maturity marketable debt securities are classified as Level 2 financial assets.  See additional information below regarding fair value under Accounting Standards Codification ("ASC")  No. 820, Fair Value Measurements.  See Note 4 for fair value measurement of available-for-sale marketable debt securities and for information related to how these securities are valued.

Equity Method Investment.  The fair value of equity method investment is estimated based on the Company's allocable share of the investee net asset value as of the reporting date.

Senior Debt.  The carrying value of the Company's senior debt securities approximate fair value due to the relatively short period of time between the origination of the instruments and their expected payment.  Senior debt securities are classified as a Level 2 financial liability.

Subordinated Debt.  The carrying value of the Company's subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.  Subordinated debt securities are classified as a Level 2 financial liability.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could vary from these estimates.

Income Recognition:

Accounting principles generally accepted in the United States of America require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those on-going accounts, however, state regulations often allow interest refunds to be made according to the “Rule of 78's” method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are repaid or renewed prior to maturity, the result is that most of the accounts with precomputed charges effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Any loan which becomes 60 days or more past due, based on original contractual term, is placed in a non-accrual status.  When a loan is placed in non-accrual status, income accruals are discontinued.  Accrued income prior to the date an account becomes 60 days or more past due is not reversed.  Income on loans in non-accrual status is earned only if payments are received.  A loan in nonaccrual status is restored to accrual status when it becomes less than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for an unrelated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health policies written by the Company, as agent for an unrelated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health policies are earned based on an average of the pro-rata method and the effective yield method.

Claims of the insurance subsidiaries are expensed as incurred and reserves are established for incurred but not reported claims.  Reserves for claims totaled $1,498,249 and $1,444,360 at December 31, 2014 and 2013, respectively, and are included in unearned insurance premiums on the consolidated statements of financial position.

Policy acquisition costs of the insurance subsidiaries are deferred and amortized to expense over the life of the policies on the same methods used to recognize premium income.

The primary revenue category included in other revenue relates to commissions earned by the Company on sales of auto club memberships. Commissions received from the sale of auto club memberships are earned at the time the membership is sold.  The Company sells the memberships as an agent for a third party.  The Company has no further obligations after the date of sale as all claims for benefits are paid and administered by the third party.

Depreciation and Amortization:

Office machines, equipment and Company automobiles are recorded at cost and depreciated on a straight-line basis over a period of three to ten years.  Leasehold improvements are amortized on a straight-line basis over five years or less depending on the term of the applicable lease.  Depreciation and amortization expense for each of the three years ended December 31, 2014 was $3,156,828, $2,910,855 and $2,716,463, respectively.

Restricted Cash:

At December 31, 2014 and 2013, the Company had cash of $1,073,157 and $974,452, respectively, held in restricted accounts at its insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements.  During 2014 and 2013, restricted cash also included escrow deposits held by the Company on behalf of certain mortgage real estate customers.

Equity Method Investment:

The Company evaluates its unconsolidated equity investment to determine whether it should be recorded on a consolidated basis.  The percentage ownership interest in the equity investment, an evaluation of control and whether a variable interest entity exists are all considered in the Company's consolidation assessment.

The Company accounts for its equity investment where it owns a non-controlling interest or where it is not the primary beneficiary of a VIE using the equity method of accounting.  Under the equity method, the Company's cost of an investment is adjusted for its share of equity in the earnings of the unconsolidated investment and reduced by distributions received.  There is no difference between the cost of the Company's equity investment and the value of the underlying equity as reflected in the unconsolidated equity investment's financial statements.

The Company assesses the carrying value of its equity method investment for impairment in accordance with ASC 323-10, Investments - Equity Method and Joint Ventures.  The Company assesses whether there are any indicators that the fair value of the Company's equity method investment might be impaired.  An investment is impaired only if the Company's estimate of the fair value of the investment is less than the carrying value of the investment and such decline in value is deemed to be other than temporary.  During the years ended December 31, 2014 and 2013, no impairment of the Company's equity method investment was recognized.

Impairment of Long-Lived Assets:

The Company annually evaluates whether events and circumstances have occurred or triggering events have occurred that indicate the carrying amount of property and equipment may warrant revision or may not be recoverable.  When factors indicate that these long-lived assets should be evaluated for possible impairment, the Company assesses the recoverability by determining whether the carrying value of such long-lived assets will be recovered through the future undiscounted cash flows expected from use of the asset and its eventual disposition.  Based on Management’s evaluation, there has been no impairment of carrying value of the long-lived assets, including property and equipment at December 31, 2014 or 2013.

Income Taxes:

The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 740-10.  FASB ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.  Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.  FASB ASC 740-10 also provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  At December 31, 2014, the Company had no uncertain tax positions.

The Company’s insurance subsidiaries are treated as taxable entities and income taxes are provided for where applicable (Note 12).  No provision for income taxes has been made by the Company since it has elected to be treated as an S Corporation for income tax reporting purposes. However, the state of Louisiana does not recognize S Corporation status, and the Company has accrued amounts necessary to pay the required income taxes in such state.

Collateral Held for Resale:

When the Company takes possession of collateral which secures a loan, the collateral is recorded at the lower of its estimated resale value or the loan balance.  Any losses incurred at that time are charged against the Allowance for Loan Losses.

Marketable Debt Securities:

Management has designated a significant portion of the Company’s marketable debt securities held in the Company's investment portfolio at December 31, 2014 and 2013 as being available-for-sale.  This portion of the investment portfolio is reported at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss) included in the consolidated statements of comprehensive income/loss.  Gains and losses on sales of securities available-for-sale are determined based on the specific identification method.  The remainder of the investment portfolio is carried at amortized cost and designated as held-to-maturity as Management has both the ability and intent to hold these securities to maturity.

Earnings per Share Information:

The Company has no contingently issuable common shares, thus basic and diluted per share amounts are the same.

Recent Accounting Pronouncements:

In January 2014, the FASB issued ASU 2014-04, "Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure".  This update amends ASC Topic 310-40 and clarifies that an "in substance repossession or foreclosure" has occurred upon the creditor obtaining either legal title to the property upon completion of foreclosure, or the borrower conveying all interest in the property through completion of a deed in lieu of foreclosure.  Upon occurrence, the creditor derecognizes the loan receivable and recognizes the collateralized real estate property.  The amendments in the ASU are effective for the Company for interim and annual periods beginning after December 15, 2014.    The adoption of this standard is not expected to have a material impact on The Company's consolidated financial statements, results of operations or liquidity.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers."  This update supersedes revenue recognition requirements in Topic 605, "Revenue Recognition," including most industry-specific revenue guidance in the FASB Accounting Standards Codification.  The new guidance stipulates that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  The guidance provides specific steps that entities should apply in order to achieve this principle.  The amendments are effective for interim and annual periods beginning January 1, 2017 and must be applied retrospectively.  The Company in in the process of evaluating the expected impact of the ASU's adoption on the Company's consolidated financial statements.

2.

LOANS

The Company’s consumer loans are made to individuals in relatively small amounts for relatively short periods of time.  First and second mortgage loans on real estate are made in larger amounts and for longer periods of time.  The Company also purchases sales finance contracts from various dealers.  All loans and sales contracts are held for investment.

Contractual Maturities of Loans:

An estimate of contractual maturities stated as a percentage of the loan balances based upon an analysis of the Company's portfolio as of December 31, 2014 is as follows:

	Direct	Real	Sales
Due In	Cash	Estate	Finance
Calendar Year	Loans	Loans	Contracts
2015	68.89%	16.02%	60.89%
2016	26.02	14.83	27.68
2017	4.26	13.63	8.85
2018	.59	11.86	2.12
2019	.09	9.84	.43
2020 & beyond	.15	33.82	.03
	100.00%	100.00%	100.00%

Historically, a majority of the Company's loans have been renewed many months prior to their final contractual maturity dates, and the Company expects this trend to continue in the future.  Accordingly, the above contractual maturities should not be regarded as a forecast of future cash collections.

Cash Collections on Principal:

During the years ended December 31, 2014 and 2013, cash collections applied to the principal of loans totaled $300,064,326 and $281,446,113, respectively, and the ratios of these cash collections to principal average net receivables were 72.61% and 72.53%, respectively.

Allowance for Loan Losses:

The Allowance for Loan Losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Management’s approach to estimating and evaluating the allowance for loan losses is on a total portfolio level based on historical loss trends, bankruptcy trends, the level of receivables at the statement of financial position date, payment patterns and economic conditions primarily including, but not limited to, unemployment levels and gasoline prices.  Historical loss trends are tracked on an on going basis.  The trend analysis includes statistical analysis of the correlation between loan date and charge off date, charge off statistics by the total loan portfolio, and charge off statistics by branch, division and state.  If trends indicate credit losses are increasing or decreasing, Management will evaluate to ensure the allowance for loan losses remains at proper levels.  Delinquency and bankruptcy filing trends are also tracked.  If these trends indicate an adjustment to the allowance for loan losses is warranted, Management will make what it considers to be appropriate adjustments.  The level of receivables at the statement of financial position date is reviewed and adjustments to the allowance for loan losses are made, if Management determines increases or decreases in the level of receivables warrants an adjustment.  The Company uses monthly unemployment statistics, and various other monthly or periodic economic statistics, published by departments of the U.S. government and other economic statistics providers to determine the economic component of the allowance for loan losses.  Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio.  As the estimates used in determining the allowance for loan losses are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates.  Actual results could vary based on future changes in significant assumptions.

Management does not disaggregate the Company’s loan portfolio by loan class when evaluating loan performance.  The total portfolio is evaluated for credit losses based on contractual delinquency, and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract.  Accounts are classified in delinquency categories based on the number of days past due.  When three installments are past due, we classify the account as being 60-89 days past due; when four or more installments are past due, we classify the account as being 90 days or more past due.  When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and/or other indicators of collectability.  In connection with any bankruptcy court-initiated repayment plan and as allowed by state regulatory authorities, the Company effectively resets the delinquency rating of each account to coincide with a court initiated repayment plan.  In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid.  The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 60 days or more past due based on its original terms, it is placed in nonaccrual status.  At this time, the accrual of any additional finance charges is discontinued.  Finance charges are then only recognized to the extent there is a loan payment received or until the account qualifies for return to accrual status.  Non-accrual loans return to accrual status when the loan becomes less than 60 days past due.  There were no loans past due 60 days or more and still accruing interest at December 31, 2014 or December 31, 2013.  The Company’s principal balances on non-accrual loans by loan class at December 31, 2014 and 2013 are as follows:

Loan Class	December 31, 2014	December 31, 2013

Consumer Loans	$ 23,124,540	$ 33,680,602
Real Estate Loans	919,600	969,149
Sales Finance Contracts	739,009	816,196
Total	$ 24,783,149	$ 35,465,947

An age analysis of principal balances past due, segregated by loan class, as of December 31, 2014 and 2013 is as follows:

December 31, 2014	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 11,919,463	$ 7,217,788	$ 14,282,710	$ 33,419,961
Real Estate Loans	441,721	180,756	504,384	1,126,861
Sales Finance Contracts	374,821	209,845	463,957	1,048,623
Total	$ 12,736,005	$ 7,608,389	$ 15,251,051	$ 35,595,445

December 31, 2013	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 11,939,226	$ 6,542,571	$ 13,438,184	$ 31,919,981
Real Estate Loans	299,094	173,842	547,012	1,019,948
Sales Finance Contracts	391,658	203,821	448,991	1,044,470
Total	$ 12,629,978	$ 6,920,234	$ 14,434,187	$ 33,984,399

In addition to the delinquency rating analysis, the ratio of bankrupt accounts to our total loan portfolio is also used as a credit quality indicator.  The ratio of bankrupt accounts to total principal loan balances outstanding at December 31, 2014 and December 31, 2013 was 2.48% and 2.54%, respectively.

Nearly our entire loan portfolio consists of small homogeneous consumer loans (of the product types set forth in the table below).

December 31, 2014	Principal Balance	% Portfolio	Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 468,956,278	91.5%	$ 27,824,196	97.0%
Real Estate Loans	19,914,898	3.9	71,789.0
Sales Finance Contracts	23,721,528	4.6	787,350	3.0
Total	$ 512,592,704	100.0%	$ 28,683,335	100.0%

December 31, 2013

Consumer Loans	$ 442,998,555	91.3%	$ 24,475,597	98.1%
Real Estate Loans	20,006,101	4.1	5,603.0
Sales Finance Contracts	22,145,169	4.6	471,464	1.9
Total	$ 485,149,825	100.0%	$ 24,952,664	100.0%

Sales finance contracts are similar to consumer loans in nature of loan product, terms, customer base to whom these products are marketed, factors contributing to risk of loss and historical payment performance, and together with consumer loans, represented approximately 96% of the Company’s loan portfolio at December 31, 2014 and 2013.  As a result of these similarities, which have resulted in similar historical performance, consumer loans and sales finance contracts represent substantially all loan losses.  Real estate loans and related losses have historically been insignificant, and, as a result, we do not stratify the loan portfolio for purposes of determining and evaluating our loan loss allowance.  Due to the composition of the loan portfolio, the Company determines and monitors the allowance for loan losses on a collectively evaluated, single portfolio segment basis.  Therefore, a roll forward of the allowance for loan loss activity at the portfolio segment level is the same as at the total portfolio level.  We have not acquired any impaired loans with deteriorating quality during any period reported.  The following table provides additional information on our allowance for loan losses based on a collective evaluation:

	2014	2013	2012
Allowance For Credit Losses:
Beginning Balance	$ 24,680,789	$ 22,010,085	$ 21,360,085
Provision for Loan Losses	32,622,546	27,623,368	22,484,582
Charge-Offs	(38,024,773)	(33,938,554)	(30,811,295)
Recoveries	9,341,438	8,985,890	8,976,713
Ending Balance	$ 28,620,000	$ 24,680,789	$ 22,010,085

	2014	2013	2012
Finance Receivables:
Ending Balance	$512,592,704	$485,149,825	$446,358,300
Ending Balance; collectively evaluated for impairment	$ 512,592,704	$ 485,149,825	$ 446,358,300

Troubled debt restructurings (“TDRs”) represent loans on which the original terms have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties.   Loan modifications by the Company involve payment alterations, interest rate concessions and/ or reductions in the amount owed by the customer.  The following table presents a summary of loans that were restructured during the year ended December 31, 2014.

	Number of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	3,745	$ 11,810,926	$ 10,827,585
Real Estate Loans	57	519,530	505,474
Sales Finance Contracts	190	450,156	421,242
Total	3,992	$ 12,780,612	$ 11,754,301

TDRs that subsequently defaulted during the year ended December 31, 2014 are listed below.

	Number of Loans	Pre-Modification Recorded Investment

Consumer Loans	587	$ 1,163,067
Real Estate Loans	4	23,040
Sales Finance Contracts	27	54,574
Total	618	$ 1,240,681

The following table presents a summary of loans that were restructured during the year ended December 31, 2013.

	Number of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	3,976	$ 11,691,878	$ 10,726,908
Real Estate Loans	54	426,551	421,596
Sales Finance Contracts	178	354,651	327,626
Total	4,208	$ 12,473,080	$ 11,476,130

TDRs that subsequently defaulted during the year ended December 31, 2013 are listed below.

	Number of Loans	Pre-Modification Recorded Investment

Consumer Loans	617	$ 1,200,288
Real Estate Loans	3	7,044
Sales Finance Contracts	25	22,286
Total	645	$ 1,229,618

The level of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance for loan losses.

3.

MARKETABLE DEBT SECURITIES

Debt securities available for sale are carried at estimated fair market value.  The amortized cost and estimated fair values of these debt securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2014
Obligations of states and
political subdivisions	$ 127,901,002	$ 4,885,012	$ (357,928)	$ 132,428,086
Corporate securities	130,316	288,671	--	418,987
	$ 128,031,318	$ 5,173,683	$ (357,928)	$ 132,847,073

December 31, 2013
Obligations of states and
political subdivisions	$ 109,412,622	$ 1,241,209	$ (5,025,281)	$ 105,628,550
Corporate securities	130,316	302,718	--	433,034
	$ 109,542,938	$ 1,543,927	$ (5,025,281)	$ 106,061,584

Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair values of these debt securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2014
Obligations of states and
political subdivisions	$ 22,762,252	$ 489,958	$ (122,589)	$ 23,129,621
December 31, 2013
Obligations of states and
political subdivisions	$ 29,777,456	$ 562,993	$ (170,575)	$ 30,169,874

  The amortized cost and estimated fair values of marketable debt securities at December 31, 2014, by contractual maturity, are shown below:

	Available for Sale		Held to Maturity
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$ 6,246,894	$ 6,627,167	$ 1,605,206	$ 1,611,393
Due after one year through five years	19,511,899	19,966,948	9,835,978	10,096,376
Due after five years through ten years	16,481,918	16,790,538	11,321,068	11,421,851
Due after ten years	85,790,606	89,462,419	--	--
	$ 128,031,317	$ 132,847,072	$ 22,762,252	$ 23,129,620

The following table presents an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of December 31, 2014:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 6,047,595	$ (115,227)	$ 12,257,317	$ (242,701)	$ 18,304,912	$ (357,928)

Held to Maturity:
Obligations of states and political subdivisions	1,970,828	(45,586)	1,387,733	(77,003)	3,358,561	(122,589)

Overall Total	$ 8,018,423	$ (160,813)	$ 13,645,050	$ (319,704)	$21,663,473	$ (480,517)

The following table presents an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of December 31, 2013:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 51,088,253	$ 3,354,098	$ 9,763,723	$ 1,671,183	$ 60,851,976	$ 5,025,281

Held to Maturity:
Obligations of states and political subdivisions	2,229,451	38,968	3,168,698	131,607	5,398,149	170,575

Overall Total	$ 53,317,704	$ 3,393,066	$ 12,932,421	$ 1,802,790	$66,250,125	$ 5,195,856

The previous two tables represent 32 investments and 112 investments held by the Company at December 31, 2014 and 2013, respectively, the majority of which were rated “A+” or higher.  The unrealized losses on the Company’s investments were the result of interest rate increases over the previous years.  Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, the Company did not consider the impairment of these investments to be other-than-temporary at December 31, 2014 or 2013.

Proceeds from sales of securities during 2014 were $0.  Proceeds from redemptions of investment securities due to the exercise of call provisions by the issuers thereof and regularly scheduled maturities during 2014 were $18,350,000.  Gross gains of $9 were realized from these redemptions.

Proceeds from sales of securities during 2013 were $7,029,938.  Gross gains of $234,819 were realized on these sales.  Proceeds from redemptions of investment securities due to the exercise of call provisions by the issuers thereof and regularly scheduled maturities during 2013 were $15,855,000.  Gross gains of $10 were realized from these redemptions.

Proceeds from sales of securities during 2012 were $265,977.  Gross gains of $1,296 were realized on these sales.  Proceeds from redemptions of investment securities due to the exercise of call provisions by the issuers thereof and regularly scheduled maturities during 2012 were $11,399,450.  Gross gains of $7,869 were realized from these redemptions.

4.

FAIR VALUE

FASB ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.  A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Level 1 -

Quoted prices for identical instruments in active markets.

Level 2 -

Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 -

Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs or how the data was calculated or derived.  The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale.  These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager.  To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments.  Quoted prices are subject to our internal price verification procedures.  We validate prices received using a variety of methods, including, but not limited to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker.  There was no change in this methodology during any period reported.

Assets measured at fair value as of December 31, 2014 and 2013 are available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	12/31/2014	(Level 1)	(Level 2)	(Level 3)

Corporate securities	$ 418,987	$ 418,987	$ --	$ --
Obligations of states and political subdivisions	132,428,086	--	132,428,086	--
Available-for-sale investment securities	$ 132,847,073	$ 418,987	$ 132,428,086	$ --

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	12/31/2013	(Level 1)	(Level 2)	(Level 3)

Corporate securities	$ 433,034	$ 433,034	$ --	$ --
Obligations of states and political subdivisions	105,628,550	--	105,628,550	--
Available-for-sale investment securities	$ 106,061,584	$ 433,034	$ 105,628,550	$ --

5.

EQUITY METHOD INVESTMENT:

The Company has one investment accounted for using the equity method of accounting.  On November 1, 2013, the Company invested $10.0 million in Meritage Capital, Centennial Absolute Return Fund, L.P. (the "Fund").  An additional $15.0 was invested in the same fund on April 1, 2014.  The carrying value of this investment was $26.1 million as of December 31, 2014, which represents a 25.76% ownership interest in the Fund.  The carrying value of this investment was $10.2 million as of December 31, 2013, which represents a 12.14% ownership interest in the Fund.  The Company earned $.8 million and $.2 million from this investment during 2014 and 2013, respectively, which was recorded in other revenue on the Company's consolidated statement of income.  With at least 60 days notice, the Company has the ability to redeem its investment in the Fund at the end of any calendar quarter.

Condensed financial statement information of the equity method investment is as follows:

	December 31, 2014	December 31, 2013
Company's equity method investment	$ 26,059,579	$ 10,211,635
Partnership assets	$ 104,677,496	$ 88,602,340
Partnership liabilities	$ 2,667,002	$ 2,873,918
Partnership net income	$ 4,560,544	$ 7,983,103

6.

INSURANCE SUBSIDIARY RESTRICTIONS

As of December 31, 2014 and 2013, respectively, 80% and 79% the Company's cash and cash equivalents and investment securities were maintained in the Company’s insurance subsidiaries.  State insurance regulations limit the types of investments an insurance company may hold in its portfolio.  These limitations specify types of eligible investments, quality of investments and the percentage a particular investment may constitute of an insurance company’s portfolio.

Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of statutory surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries, unless prior approval is obtained from the Georgia Insurance Commissioner.  At December 31, 2014, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had a statutory surplus of $62.5 million and $62.3 million, respectively.  The maximum aggregate amount of dividends these subsidiaries could pay to the Company during 2014, without prior approval of the Georgia Insurance Commissioner, was approximately $11.3 million.  The Company elected not to pay any dividends from the insurance subsidiaries during the three year period ended December 31, 2014.

7.

SENIOR DEBT

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc.  As amended to date, the credit agreement provides for borrowings and reborrrowings of up to $100.0 million, subject to certain limitations, and all borrowings are secured by the finance receivables of the Company.  The credit agreement contains covenants customary for financing transactions of this type.  Available borrowings under the credit agreement were $100.0 million at December 31, 2014 and 2013, at an interest rate of 3.75%.  At December 31, 2014 and 2013, the Company had no borrowings under the credit agreement.

Available but unborrowed amounts under the credit agreement are subject to a periodic unused line fee of .50%.  The interest rate under the credit agreement is equivalent to the greater of (a) .75% per annum plus 300 basis points or (b) the three month London Interbank Offered Rate (the “LIBOR Rate”) plus 300 basis points.  The LIBOR Rate is adjusted on the first day of each calendar month based upon the LIBOR Rate as of the last day of the preceding calendar month.

The credit agreement has a commitment termination date of September 11, 2017.  Any then- outstanding balance under the Credit Agreement would be due and payable on such date.  The lender also may terminate the agreement upon the violation of any of the financial ratio requirements or covenants contained in the credit agreement or if the financial condition of the Company becomes unsatisfactory to the lender, according to standards set forth in the credit agreement.  Such financial ratio requirements include a minimum equity requirement, an interest expense coverage ratio and a minimum debt to equity ratio, among others.  At December 31, 2014, the Company was in compliance with all financial covenants.

The Company’s Senior Demand Notes are unsecured obligations which are payable on demand. The interest rate payable on any Senior Demand Note is a variable rate, compounded daily, established from time to time by the Company.

Commercial paper is issued by the Company only to qualified investors, in amounts in excess of $50,000, with maturities of less than 270 days and at interest rates that the Company believes are competitive in its market.

Additional data related to the Company's senior debt is as follows:

	Weighted
	Average	Maximum	Average	Weighted
	Interest	Amount	Amount	Average
Year Ended	Rate at End	Outstanding	Outstanding	Interest Rate
December 31	of Year	During Year	During Year	During Year
	(In thousands, except % data)
2014:
Bank Borrowings	3.75%	$ 45	$ 1	3.75%
Senior Demand Notes	1.73	60,561	58,328	1.72
Commercial Paper	3.48	276,656	264,479	3.49
All Categories	3.17	335,186	322,808	3.33

2013:
Bank Borrowings	3.75%	$ 45	$ 1	3.75%
Senior Demand Notes	1.72	55,196	53,060	1.76
Commercial Paper	3.49	253,960	238,782	3.61
All Categories	3.18	308,015	291,843	3.46

2012:
Bank Borrowings	3.75%	$ 45	$ 1	3.75%
Senior Demand Notes	1.97	50,033	46,261	2.01
Commercial Paper	3.74	225,861	214,214	3.91
All Categories	3.42	321,246	260,476	3.79

8.

SUBORDINATED DEBT

The payment of the principal and interest on the Company’s subordinated debt is subordinate and junior in right of payment to all unsubordinated indebtedness of the Company.

Subordinated debt consists of Variable Rate Subordinated Debentures issued from time to time by the Company, and which mature four years after their date of issue.  The maturity date is automatically extended for an additional four year term unless the holder or the Company redeems the debenture on its original maturity date or within any applicable grace period thereafter.  The debentures are offered and sold in various minimum purchase amounts with varying interest rates as established from time to time by the Company and interest adjustment periods for each respective minimum purchase amount.  Interest rates on the debentures automatically adjust at the end of each adjustment period.  The debentures may also be redeemed by the holder at the applicable interest adjustment date or within any applicable grace period thereafter without penalty.  Redemptions at any other time are at the discretion of the Company and are subject to a penalty. The Company may redeem the debentures for a price equal to 100% of the principal plus accrued but unpaid interest upon 30 days’ notice to the holder.

Interest rate information on the Company’s subordinated debt at December 31 is as follows:

Weighted Average Interest Rate at			Weighted Average Interest Rate
End of Year			During Year

2014	2013	2012	2014	2013	2012

2.90%	3.02%	3.32%	2.91%	3.14%	3.30%

Maturity and redemption information relating to the Company's subordinated debt at December 31, 2014 is as follows:

	Amount Maturing or Redeemable at Option of Holder
	Based on Maturity	Based on Interest
	Date	Adjustment Period

2015	$ 8,588,683	$ 25,479,145
2016	7,449,365	7,651,939
2017	9,699,663	2,413,001
2018	11,988,827	2,182,453
	$ 37,726,538	$ 37,726,538

9.

COMMITMENTS AND CONTINGENCIES

The Company's operations are carried on in locations which are occupied under operating lease agreements.  These lease agreements usually provide for a lease term of five years with the Company holding a renewal option for an additional five years.  Total operating lease expense was $5,818,043, $5,511,912 and $5,218,119 for the years ended December 31, 2014, 2013 and 2012, respectively.  The Company’s minimum aggregate lease commitments at December 31, 2014 are shown in the table below.

Year	Operating Leases

2015	$ 5,554,921
2016	4,282,011
2017	3,118,583
2018	1,732,348
2019	494,227
2020 and beyond	9,358
Total	$ 15,191,448

We conduct our lending operations under the provisions of various federal and state laws and implementing regulations.  Changes in the current regulatory environment, or the interpretation or application of current regulations, could impact our business.  While we believe that we are currently in compliance with all regulatory requirements, no assurance can be made regarding our future compliance or the cost thereof.  Significant additional regulation or costs of compliance could materially adversely affect our business and financial condition.

10.

EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan, which was qualified under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986 (the “Code”), as amended, to cover employees of the Company.

Any employee who is 18 years of age or older is eligible to participate in the 401(k) plan on the first day of the month following the completion of one complete calendar month of continuous employment and the Company begins matching up to 4.50% of an employee’s deferred contribution, up to 6.00% of their total compensation.  During 2014, 2013 and 2012, the Company contributed $1,744,475, $1,606,957 and $1,473,961, respectively, in matching funds for employee 401(k) deferred accounts.

The Company also maintains a non-qualified deferred compensation plan for employees who receive compensation in excess of the amount provided in Section 401(a)(17) of the Code, as such amount may be adjusted from time to time in accordance with the Code.

11.

RELATED PARTY TRANSACTIONS

The Company leases a portion of its properties (see Note 9) for an aggregate of $156,600 per year from certain officers or stockholders.

The Company has an outstanding loan to a real estate development partnership of which one of the Company’s beneficial owners (David W. Cheek) is a partner.  David Cheek (son of Ben F. Cheek, III) owns 24.24% of the Company’s voting stock.  The balance on this commercial loan (including principal and accrued interest) was $1,514,461 at December 31, 2014.  This was the maximum loan amount outstanding during the year.  The loan is a variable-rate loan with the interest based on the prime rate plus 1%. The interest rate adjusts whenever the prime rate changes.

Effective September 23, 1995, the Company entered into a Split-Dollar Life Insurance Agreement with the Trustee of an executive officer’s irrevocable life insurance trust.  The life insurance policy insures one of the Company’s executive officers.  As a result of certain changes in tax regulations relating to split-dollar life insurance policies, the agreement was amended effectively making the premium payments a loan to the Trust.  The interest on the loan is a variable rate adjusting monthly based on the federal mid-term Applicable Federal Rate.  A payment of $5,886 for interest accrued during 2014 was applied to the loan on December 31, 2014.  No principal payments on this loan were made in 2014.  The balance on this loan at December 31, 2014 was $332,934.  This was the maximum loan amount outstanding during the year.

12.

INCOME TAXES

The Company has elected to be treated as an S corporation for income tax reporting purposes.  The taxable income or loss of an S corporation is treated as income of and is reportable in the individual tax returns of the shareholders of the Company in an appropriate allocation.  Accordingly, deferred income tax assets and liabilities have been eliminated and no provisions for current and deferred income taxes were made by the Company except for amounts attributable to state income taxes for the state of Louisiana, which does not recognize S corporation status for income tax reporting purposes.  Deferred income tax assets and liabilities will continue to be recognized and provisions for current and deferred income taxes will be made by the Company’s subsidiaries as they are not permitted to be treated as S Corporations.

The provision for income taxes for the years ended December 31, 2014, 2013 and 2012 is made up of the following components:

	2014	2013	2012

Current – Federal	$ 4,143,983	$ 3,840,502	$ 3,653,739
Current – State	12,500	6,432	7,700
Total Current	4,156,483	3,846,934	3,661,439

Deferred – Federal	41,211	145,730	252,359

Total Provision	$ 4,197,694	$ 3,992,664	$ 3,913,798

Temporary differences create deferred federal tax assets and liabilities, which are detailed below as of December 31, 2014 and 2013.  These amounts are included in accounts payable and accrued expenses in the accompanying consolidated statements of financial position.

	Deferred Tax Assets (Liabilities)

	2014	2013
Insurance Commissions	$ (5,754,290)	$ (5,654,165)
Unearned Premium Reserves	2,194,586	2,190,561
Unrealized (Gain) Loss on
Marketable Debt Securities	(1,152,280)	1,008,621
Other	(122,100)	(176,989)
	$ (4,834,084)	$ (2,631,972)

The Company's effective tax rate for the years ended December 31, 2014, 2013 and 2012 is analyzed as follows.  Rates were lower than statutory federal income tax rates mainly due to taxable income at the S corporation level being passed to the shareholders of the Company for tax reporting, whereas income earned by the insurance subsidiaries was taxed at the corporate level.

	2014	2013	2012
Statutory Federal income tax rate	34.0%	34.0%	34.0%
Net tax effect of IRS regulations
on life insurance subsidiary	-	-	-
Tax effect of S corporation status	(19.3)	(20.7)	(20.7)
Tax exempt income	(3.5)	(2.9)	(2.6)
Effective Tax Rate	11.2%	10.4%	10.7%

13.

SEGMENT FINANCIAL INFORMATION:

The Company discloses segment information in accordance with FASB ASC 280.  FASB ASC 280 requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.  The Company operates in one reportable business segment.

The Company has five operating divisions which comprise its operations: Division I through Division V.  Each division is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographical location.  Division I is comprised of offices located in South Carolina.  Division II is comprised of offices in North Georgia and Division III is comprised of South Georgia offices. Division IV represents our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompass Division V.

Accounting policies of the divisions are the same as those of the Company described in the summary of significant accounting policies.  Performance of each division is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management.  All division revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the any division.

Below is a performance recap of each of the Company's divisions for the year ended December 31, 2014 followed by a reconciliation to consolidated Company data.

Year 2014	Division I	Division II	Division III	Division IV	Division V	Total
Revenues:	( In Millions)
Finance Charges Earned	$ 22.0	$ 31.5	$ 29.9	$ 30.8	$ 25.8	$ 140.0
Insurance Income	4.1	12.4	11.2	6.2	6.3	40.2
Other	.1	1.6	1.4	1.5	1.5	6.1
	26.2	45.5	42.5	38.5	33.6	186.3
Expenses:
Interest Cost	1.5	2.9	2.8	2.7	2.0	11.9
Provision for Loan Losses	3.8	6.2	6.8	6.6	5.4	28.8
Depreciation	.5	.6	.5	.5	.5	2.6
Other	11.1	14.3	14.5	14.0	13.9	67.8
	16.9	24.0	24.6	23.8	21.8	111.1

Division Profit	$ 9.3	$ 21.5	$ 17.9	$ 14.7	$ 11.8	$ 75.2

Division Assets:
Net Receivables	$ 56.4	$ 104.1	$ 96.9	$ 101.3	$ 74.4	$433.1
Cash	.3	.6	.6	.5	.5	2.5
Net Fixed Assets	1.2	1.7	1.1	1.1	1.2	6.3
Other Assets	.0	.0	.0	.2	.1	.3
Total Division Assets	$ 57.9	$106.4	$ 98.6	$ 103.1	$ 76.2	$442.2

RECONCILIATION:						2014
Revenues:						(In Millions)
Total revenues from reportable divisions						$ 186.3
Corporate finance charges earned not allocated to divisions						.1
Corporate investment income earned not allocated to divisions						4.5
Timing difference of insurance income allocation to divisions						7.8
Other revenues not allocated to divisions						1.0
Consolidated Revenues						$199.7

Net Income:
Total profit or loss for reportable divisions						$ 75.2
Corporate earnings not allocated						13.4
Corporate expenses not allocated						(51.1)
Income taxes not allocated						(4.2)
Consolidated Net Income						$ 33.3

Assets:
Total assets for reportable divisions						$442.2
Loans held at corporate level						1.9
Unearned insurance at corporate level						(18.1)
Allowance for loan losses at corporate level						(28.6)
Cash and cash equivalents held at corporate level						13.4
Investment securities at corporate level						181.7
Fixed assets at corporate level						3.9
Other assets at corporate level						9.2
Consolidated Assets						$605.6

Below is a performance recap of each of the Company's divisions for the year ended December 31, 2013 followed by a reconciliation to consolidated Company data.

Year 2013	Division I	Division II	Division III	Division IV	Division V	Total
Revenues:	( In Millions)
Finance Charges Earned	$ 19.8	$ 28.6	$ 28.0	$ 28.4	$ 23.9	$ 128.7
Insurance Income	3.6	11.8	10.7	5.5	5.9	37.5
Other	.1	2.1	1.9	1.4	1.8	7.3
	23.5	42.5	40.6	35.3	31.6	173.5
Expenses:
Interest Cost	1.4	2.8	2.8	2.6	1.9	11.5
Provision for Loan Losses	3.5	5.2	5.7	5.8	4.7	24.9
Depreciation	.4	.6	.5	.5	.5	2.5
Other	10.0	13.2	13.8	12.8	12.7	62.5
	15.3	21.8	22.8	21.7	19.8	101.4

Division Profit	$ 8.2	$ 20.7	$ 17.8	$ 13.6	$ 11.8	$ 72.1

Division Assets:
Net Receivables	$ 51.9	$ 98.7	$ 95.7	$ 94.5	$ 69.0	$409.8
Cash	.3	.6	.7	.5	.5	2.6
Net Fixed Assets	1.3	1.4	.9	1.3	1.2	6.1
Other Assets	.0	.1	.0	.1	.2	.3
Total Division Assets	$ 53.5	$ 100.7	$ 97.3	$ 96.4	$ 70.9	$418.8

RECONCILIATION:						2013
Revenues:						(In Millions)
Total revenues from reportable divisions						$ 173.5
Corporate finance charges earned not allocated to divisions						.2
Corporate investment income earned not allocated to divisions						3.8
Timing difference of insurance income allocation to divisions						8.1
Other revenues not allocated to divisions						.4
Consolidated Revenues						$186.0

Net Income:
Total profit or loss for reportable divisions						$ 72.1
Corporate earnings not allocated						12.5
Corporate expenses not allocated						(46.2)
Income taxes not allocated						(4.0)
Consolidated Net Income						$ 34.4

Assets:
Total assets for reportable divisions						$418.8
Loans held at corporate level						1.9
Unearned insurance at corporate level						(17.5)
Allowance for loan losses at corporate level						(24.7)
Cash and cash equivalents held at corporate level						24.8
Investment securities at corporate level						146.1
Fixed assets at corporate level						2.7
Other assets at corporate level						9.7
Consolidated Assets						$561.8

Below is a performance recap of each of the Company's divisions for the year ended December 31, 2012 followed by a reconciliation to consolidated Company data.

Year 2012	Division I	Division II	Division III	Division IV	Division V	Total
Revenues:	( In Millions)
Finance Charges Earned	$ 17.8	$ 26.7	$ 26.4	$ 26.6	$ 21.9	$ 119.4
Insurance Income	3.2	10.9	10.2	2.8	5.4	32.5
Other	.1	2.0	1.9	3.8	1.8	9.6
	21.1	39.6	38.5	33.2	29.1	161.5
Expenses:
Interest Cost	1.4	2.8	2.8	2.6	1.8	11.4
Provision for Loan Losses	3.0	4.8	5.2	4.9	3.9	21.8
Depreciation	.4	.5	.5	.5	.4	2.3
Other	9.1	12.3	13.0	11.6	11.7	57.7
	13.9	20.4	21.5	19.6	17.8	93.2

Division Profit	$ 7.2	$ 19.2	$ 17.0	$ 13.6	$ 11.3	$ 68.3

Division Assets:
Net Receivables	$ 46.8	$ 92.4	$ 90.5	$ 87.9	$ 62.1	$379.7
Cash	.3	.6	.8	.6	.6	2.9
Net Fixed Assets	1.3	1.4	1.2	1.3	1.2	6.4
Other Assets	.0	.1	.0	.2	.1	.4
Total Division Assets	$ 48.4	$ 94.5	$ 92.5	$ 90.0	$ 64.0	$389.4

RECONCILIATION:						2012
Revenues:						(In Millions)
Total revenues from reportable divisions						$ 161.6
Corporate finance charges earned not allocated to divisions						(.1)
Corporate investment income earned not allocated to divisions						3.4
Timing difference of insurance income allocation to divisions						7.7
Other revenues not allocated to divisions						.1
Consolidated Revenues						$172.7

Net Income:
Total profit or loss for reportable divisions						$ 68.3
Corporate earnings not allocated						11.1
Corporate expenses not allocated						(42.8)
Income taxes not allocated						(3.9)
Consolidated Net Income						$ 32.7

Assets:
Total assets for reportable divisions						$389.4
Loans held at corporate level						1.9
Unearned insurance at corporate level						(16.0)
Allowance for loan losses at corporate level						(22.0)
Cash and cash equivalents held at corporate level						30.0
Investment securities at corporate level						124.3
Fixed assets at corporate level						2.6
Other assets at corporate level						8.1
Consolidated Assets						$518.3

DIRECTORS AND EXECUTIVE OFFICERS

Directors
Principal Occupation, Has Served as a
Name Title and Company Director Since

Ben F. Cheek, III Vice Chairman of Board, 1967
1st Franklin Financial Corporation

Ben F. Cheek, IV Chairman of Board, 2001
1st Franklin Financial Corporation

A. Roger Guimond Executive Vice President and 2004
Chief Financial Officer,
1st Franklin Financial Corporation

James H. Harris, III Co-owner and Vice President 2014
Unichem Technologies, Inc.
President
Moonrise Distillery

John G. Sample, Jr. Senior Vice President and Chief Financial Officer, 2004
Atlantic American Corporation

C. Dean Scarborough Real Estate Agent 2004

Keith D. Watson Vice President and Corporate Secretary, 2004
Bowen & Watson, Inc.

Executive Officers
Served in this
Name Position with Company Position Since

Ben F. Cheek, III Vice Chairman of Board January 1, 2015

Ben F. Cheek, IV Chairman of Board January 1, 2015

Virginia C. Herring President and Chief Executive Officer January 1, 2015

A. Roger Guimond Executive Vice President and
Chief Financial Officer 1991

J. Michael Culpepper Executive Vice President and 2006
Chief Operating Officer

C. Michael Haynie Executive Vice President - 2006
Human Resources

Karen S. Lovern Executive Vice President - 2006
Strategic and Organization Development

Charles E. Vercelli, Jr. Executive Vice President - 2008
General Counsel

Daniel E. Clevenger, II Executive Vice President - February 1, 2015
Compliance

Lynn E. Cox Vice President / Secretary & Treasurer 1989

CORPORATE INFORMATION

Corporate Offices Legal Counsel Independent Registered Public
P.O. Box 880 Jones Day Accounting Firm
135 East Tugalo Street Atlanta, Georgia Deloitte & Touche LLP
Toccoa, Georgia 30577 Atlanta, Georgia
(706) 886-7571

Requests for Additional Information

Informational inquiries, including requests for a copy of the Company’s most recent annual report on Form 10-K, and any subsequent quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission, should be addressed to the Company's Secretary at the corporate offices listed above.

BRANCH OPERATIONS

Division I - South Carolina

	Virginia K. Palmer	----------	Vice President
Regional Operations Directors
	Richard F. Corirossi		Brian L. McSwain
	David A. Hoard		Larry D. Mixson
	Victoria A. McLeod		M. Summer Rhodes

Division II - North Georgia *

	Ronald F. Morrow	----------	Vice President
Regional Operations Directors
	Ronald E. Byerly		John R. Massey
	A. Keith Chavis		Sharon S. Langford
	Shelia H. Garrett		Diana L. Lewis
	Janee G. Huff		Harriet H. Welch

Division III – South Georgia *

	Marcus C. Thomas	----------	Vice President
Regional Operations Directors
	Bertrand P. Brown		Thomas C. Lennon
	William J. Daniel		James A. Mahaffey
	Judy A. Landon		Jennifer C. Purser
	Jeffrey C. Lee		Michelle Rentz-Benton

Division IV - Alabama and Tennessee

	Michael J. Whitaker	----------	Vice President
	Joseph R. Cherry	----------	Area Vice President - TN
Regional Operations Directors
	Brian M. Hill		William N. Murillo
	Jerry H. Hughes		Johnny M. Olive
	Janice E. Hyde		Hilda L. Phillips
	J. Steven Knotts		Michael E. Shankles

Division V – Louisiana and Mississippi

	James P. Smith, III	----------	Vice President
	John B. Gray	----------	Area Vice President - LA
Regional Operations Directors
	Sonya L. Acosta		Carla A. Eldridge
	Bryan W. Cook		Jimmy R. Fairbanks, Jr.
	Charles R. Childress		Chad H. Frederick
	Jeremy R. Cranfield		Marty B. Miskelly
T. Loy Davis

ADMINISTRATION

Lynn E. Cox	Vice President – Investment Center	Anita S. Looney	Vice President – Branch Administration
Cindy H. Mullin	Vice President – Information Technology	Pamela S. Rickman	Vice President - Compliance
Brian D. Lingle	Vice President – Controller	R. Darryl Parker	Vice President - Employee Development

___________________

2014 BEN F. CHEEK, JR. "OFFICE OF THE YEAR"

*********************

** PICTURE OF EMPLOYEES **

*********************

This award is presented annually in recognition of the office that represents the highest overall performance within the Company.  Congratulations to the entire McDonough, Georgia staff for this significant achievement.  The Friendly Franklin Folks salute you!

                                   INSIDE BACK COVER PAGE OF ANNUAL REPORT

(Graphic showing state maps of Alabama, Georgia, Louisiana, Mississippi and South Carolina which is regional operating territory of Company and listing of branch offices)

1st FRANKLIN FINANCIAL CORPORATION BRANCH OFFICES

ALABAMA
Adamsville	Bessemer	Enterprise	Huntsville (2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
Alexander City	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	Fort Payne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan	Hamilton	Opelika	Russellville (2)	Wetumpka
GEORGIA
Adel	Carrollton	Dalton	Gray	Macon	Statesboro
Albany (2)	Cartersville	Dawson	Greensboro	Madison	Stockbridge
Alma	Cedartown	Douglas (2)	Griffin	Manchester	Swainsboro
Americus	Chatsworth	Douglasville	Hartwell	McDonough	Sylvania
Athens (2)	Clarkesville	Dublin	Hawkinsville	Milledgeville	Sylvester
Bainbridge	Claxton	East Ellijay	Hazlehurst	Monroe	Thomaston
Barnesville	Clayton	Eastman	Helena	Montezuma	Thomson
Baxley	Cleveland	Eatonton	Hinesville (2)	Monticello	Tifton
Blairsville	Cochran	Elberton	Hiram	Moultrie	Toccoa
Blakely	Colquitt	Fayetteville	Hogansville	Nashville	Valdosta
Blue Ridge	Columbus	Fitzgerald	Jackson	Newnan	Vidalia
Bremen	Commerce	Flowery Branch	Jasper	Perry	Villa Rica
Brunswick	Conyers	Forsyth	Jefferson	Pooler	Warner Robins
Buford	Cordele	Fort Valley	Jesup	Richmond Hill	Washington
Butler	Cornelia	Fort Oglethorpe	Kennesaw	Rome	Waycross
Cairo	Covington	Gainesville	LaGrange	Royston	Waynesboro
Calhoun	Cumming	Garden City	Lavonia	Sandersville	Winder
Canton	Dahlonega	Georgetown	Lawrenceville	Savannah

LOUISIANA
Abbeville	Denham Springs	Houma	Marksville	New Iberia	Slidell
Alexandria	DeRidder	Jena	Minden	Opelousas	Springhill
Bastrop	Eunice	Lafayette	Monroe	Pineville	Sulphur
Bossier City	Franklin	LaPlace	Morgan City	Prairieville	Thibodaux
Covington (2) Crowley	Hammond	Leesville	Natchitoches	Ruston	Winnsboro
MISSISSIPPI
Amory	Columbia	Gulfport	Jackson	Newton	Pontotoc
Batesville	Columbus	Hattiesburg	Kosciusko	Olive Branch	Ripley
Bay St. Louis	Corinth	Hazlehurst	Magee	Oxford	Senatobia
Booneville	Forest	Hernando	McComb	Pearl	Starkville
Brookhaven	Greenwood	Houston	Meridian	Philadelphia	Tupelo
Carthage	Grenada	Iuka	New Albany	Picayune	Winona
SOUTH CAROLINA
Aiken	Chester	Greenville	Lexington	North Charleston	Spartanburg
Anderson	Columbia	Greenwood	Manning	North Greenville	Summerville
Batesburg- Leesville	Conway	Greer	Marion	North Myrtle Beach	Sumter
Beaufort	Dillon	Hartsville	Moncks Corner
Camden	Easley	Irmo	Myrtle Beach	Orangeburg	Union
Cayce	Florence	Lake City	Newberry	Rock Hill	Walterboro
Charleston	Gaffney	Lancaster	North Augusta	Seneca	Winnsboro
Cheraw	Georgetown	Laurens		Simpsonville	York

1st FRANKLIN FINANCIAL CORPORATION BRANCH OFFICES (Continued)

TENNESSEE
Aloca	Crossville	Greenville	Knoxville	Madisonville	Sparta
Athens	Dayton	Hixson	LaFollette	Newport	Tullahoma
Bristol	Elizabethton	Johnson City	Lenior City	Sevierville	Winchester
Cleveland	Gallatin	Kingsport

1st FRANKLIN FINANCIAL CORPORATION

MISSION STATEMENT:

"1st Franklin Financial is a major provider of financial and consumer services to individuals and families.

Our business will be managed according to best practices that will allow us to maintain a healthy financial position.”

CORE VALUES:

➢

Integrity Without Compromise

➢

Open Honest Communication

➢

Respect all Customers and Employees

➢

Teamwork and Collaboration

➢

Personal Accountability

➢

Run It Like You Own It